# Dreyfus
# Cash Management
# Funds

**SEMIANNUAL REPORT** July 31, 2005

**Dreyfus Cash Management**

**Dreyfus Cash Management Plus, Inc.**

**Dreyfus Government Cash Management**

**Dreyfus Government Prime Cash
Management**

**Dreyfus Treasury Cash Management**

**Dreyfus Treasury Prime Cash Management**

**Dreyfus Municipal Cash Management Plus**

**Dreyfus New York Municipal Cash
Management**

**Dreyfus Tax Exempt Cash Management**



YOU, YOUR ADVISOR AND

**Dreyfus**
A MELLON FINANCIAL COMPANY℠

# Contents

## The Funds

## For More Information

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# The Funds



## LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the semiannual report for Dreyfus Cash Management Funds (Taxable). For the six-month period ended July 31, 2005, the six Dreyfus Cash Management Funds listed below produced the following annualized yields and annualized effective yields:[1]

|  | Annualized Yield (%) | Annualized Effective Yield (%) |
|---|---|---|
| **Dreyfus Cash Management** | | |
| Institutional Shares | 2.73 | 2.76 |
| Investor Shares | 2.48 | 2.51 |
| Administrative Shares | 2.63 | 2.66 |
| Participant Shares | 2.33 | 2.35 |
| **Dreyfus Cash Management Plus, Inc.** | | |
| Institutional Shares | 2.73 | 2.76 |
| Investor Shares | 2.48 | 2.51 |
| Administrative Shares | 2.63 | 2.66 |
| Participant Shares | 2.33 | 2.35 |
| **Dreyfus Government Cash Management** | | |
| Institutional Shares | 2.67 | 2.71 |
| Investor Shares | 2.42 | 2.45 |
| Administrative Shares | 2.57 | 2.60 |
| Participant Shares | 2.27 | 2.30 |
| **Dreyfus Government Prime Cash Management** | | |
| Institutional Shares | 2.62 | 2.65 |
| Investor Shares | 2.37 | 2.39 |
| Administrative Shares | 2.52 | 2.55 |
| Participant Shares | 2.22 | 2.24 |
| **Dreyfus Treasury Cash Management** | | |
| Institutional Shares | 2.58 | 2.61 |
| Investor Shares | 2.33 | 2.35 |
| Administrative Shares | 2.48 | 2.50 |
| Participant Shares | 2.18 | 2.20 |
| **Dreyfus Treasury Prime Cash Management** | | |
| Institutional Shares | 2.44 | 2.47 |
| Investor Shares | 2.19 | 2.22 |
| Administrative Shares | 2.35 | 2.37 |
| Participant Shares | 2.05 | 2.07 |

## Economic and Market Environment

As short-term interest rates increased in a recovering economy, so did yields of money market instruments. In fact, the Federal Reserve Board (the "Fed") raised interest rates at each of four meetings of its Federal Open Market Committee ("FOMC") during the reporting period, continuing its gradual move away from the aggressively accommodative monetary policy that had prevailed over the past several years.

In early February, just as the reporting period began, the Fed increased the overnight federal funds rate from 2.25% to 2.5%. Although the move was widely expected, many analysts at the time believed that inflationary pressures remained low in a moderately growing economy. By the time of the next FOMC meeting in late March, however, surging energy prices and healthy employment gains had rekindled investors' inflation concerns. In its announcement of the March rate increase to 2.75%, the Fed adopted a more hawkish tone, noting, "Pressures on inflation have picked up in recent months and pricing power is more evident." It was later estimated that the U.S. economy expanded at a 3.5% annualized rate during the first quarter of 2005.

Even as the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might have hit another soft patch. However, it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. On the other hand, difficulties encountered by the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

In early May, the Fed increased the federal funds rate to 3%. However, evidence of slower economic growth in global markets weighed on investor sentiment when China's torrid economic growth appeared to moderate and Europe's economic prospects were hurt by the rejection of the European Union's proposed constitution. As a result, the 10-year U.S. Treasury bond rallied, with yields falling below 4%.

Although economic expectations appeared to improve in June, when the U.S. labor market posted another relatively impressive performance, oil prices

rose above $60/barrel, and investors continued to worry that higher energy prices and borrowing costs might hinder economic activity. In fact, some analysts believed that the Fed might be near the end of its credit tightening cycle. Yet, when the Fed hiked the federal funds rate to 3.25% on June 30, it left the language in its accompanying statement unchanged, suggesting that additional rate increases were likely. Initial estimates indicated that U.S. GDP grew at a 3.4% annualized rate during the second quarter.

In July, it was revealed that non-farm payrolls increased by a healthy 146,000 in June and the unemployment rate dropped to 5.0% in May. While somewhat below the consensus forecast, these numbers were strong enough to convince investors that economic growth remained solid. At the same time, inflationary pressures appeared to stay contained, as steep discounts from automobile manufacturers and apparel retailers offset the effects of surging energy prices.

## Portfolio Focus

In this changing environment, most money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This has caused yield differences between overnight instruments and one-year securities to widen significantly.

We maintained a relatively defensive investment posture by setting the funds' weighted average maturities in a range we considered shorter than industry averages to reflect prevailing market conditions and the proximity of upcoming FOMC meetings.

One of those meetings took place on August 9, just after the end of the reporting period. As expected, the Fed raised overnight rates to 3.5% for its tenth consecutive increase, and it indicated that further rate hikes were likely over the remainder of 2005. In our judgment, however, the Fed and the market may now focus more intently not on raising rates per se, but on determining at what level the federal funds rate will reach "neutral" given the prevailing state of the economy and inflation.

Sincerely,

Patricia A. Larkin
Senior Portfolio Manager

August 15, 2005
New York, N.Y.

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*



## LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the semiannual report for Dreyfus Cash Management Funds (Tax Exempt). For the six-month period ended July 31, 2005, the three Dreyfus Cash Management Funds listed below produced the following annualized yields and annualized effective yields:[1]

|  | Annualized Yield (%) | Annualized Effective Yield (%) |
| --- | --- | --- |
| **Dreyfus Municipal Cash Management Plus** | | |
| Institutional Shares | 2.11 | 2.13 |
| Investor Shares | 1.86 | 1.88 |
| Administrative Shares | 2.01 | 2.03 |
| Participant Shares | 1.72 | 1.73 |
| **Dreyfus N.Y. Municipal Cash Management** | | |
| Institutional Shares | 2.08 | 2.10 |
| Investor Shares | 1.83 | 1.85 |
| Administrative Shares | 1.98 | 2.00 |
| Participant Shares | 1.68 | 1.70 |
| **Dreyfus Tax Exempt Cash Management** | | |
| Institutional Shares | 2.07 | 2.09 |
| Investor Shares | 1.82 | 1.84 |
| Administrative Shares | 1.97 | 1.99 |
| Participant Shares | 1.68 | 1.69 |

### Economic and Market Environment

When the reporting period began, economic activity was growing at a moderate pace, job creation was on an upward trend and inflationary pressures appeared to remain low. In this environment, the Federal Reserve Board (the "Fed") continued to raise the federal funds rate, implementing increases of 25 basis points at each of four meetings of its Federal Open Market Committee ("FOMC").

At the FOMC meeting in February, the Fed raised the overnight federal funds rate from 2.25% to 2.5%, noting that it regarded "upside and downside risks to the attainment of both sustainable growth and price stability for the next few quarters to be roughly equal" and that "policy accommodation can be removed at a pace that is likely to be measured." However, just six weeks later, in its announcement of the rate hike during the March FOMC meeting, the Fed noted that "pressures on inflation have picked up in recent months." This more hawkish tone, together with a renewed surge in energy prices, caused investors' inflation concerns to intensify. It later was estimated that the U.S. economy grew at a 3.5% annualized rate during the first quarter of 2005.

Even as the Fed's inflation concerns appeared to mount, weaker-than-expected data in April and May suggested that the U.S. economy might be hitting another soft patch as high energy prices, evidence of a global slowdown and difficulties encountered by the U.S. airline and automotive industries were regarded as potential threats to consumer and business spending. Nonetheless, the Fed implemented its eighth consecutive rate hike at the May FOMC meeting, driving the federal funds rate to 3%. At the time, the Fed noted that longer-term inflationary pressures remained well contained, suggesting that earlier concerns might have been overblown.

The U.S. economy appeared to gather additional strength during June and July. Capital spending among corporations accelerated along with manufacturing activity and other measures of industrial health. Consumer confidence improved and consumer prices remained unchanged overall as steep discounts from automobile manufacturers and apparel retailers offset the effects of surging energy prices, which rose above $60 per barrel for the first time in history. The language in the Fed's announcement of its June rate hike to 3.25% remained largely unchanged, which many analysts interpreted as a signal that additional rate hikes were likely in the future. Subsequent reports of strong employment gains and an initial estimate of 3.4% annualized GDP growth for the second quarter lent credence to this view.

New York's economy benefited from many of the same factors that fueled national economic growth. Better business conditions at both the state and local level helped boost tax revenues for New York state and New York City, reducing their need to issue tax-exempt money market instruments. In addition, one of the major bond rating agencies upgraded the city's credit rating in recognition of its improved fiscal condition.

In this environment, tax-exempt money market yields rose along with short-term interest rates. In addition, seasonal factors related to changes in supply and demand during "tax season" helped support yields of tax-exempt instruments, enabling them to temporarily reach yields equal to taxable money market securities.

### Portfolio Focus

Over the reporting period, we continued to focus primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. Concerns regarding rising short-term interest rates kept yields of variable-rate securities low, as investors were hesitant to purchase longer-term securities in this environment. However, most money market funds employed a similar strategy, and the industry's weighted average maturity of 24 days in May was the shortest on record.

With demand particularly robust at the short end of the maturity range, yields of variable rate demand notes, on which yields are reset daily or weekly, fell to unusually low levels. Instead, we found what we believed to be more attractive opportunities among tax-exempt commercial paper, municipal notes and short-maturity bonds with maturities between one and six months. Because of our emphasis on these securities, the fund's weighted average maturity was slightly longer than the industry average for much of the reporting period. However, we attempted to "ladder" the fund's holdings within this maturity range to protect its yield while ensuring that funds would remain available for reinvestment as interest rates rose.

Sincerely,

Colleen Meehan
Senior Portfolio Manager

August 15, 2005
New York, N.Y.

*An investment in each fund is not insured or guaranteed by the FDIC or any other government agency. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.*

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. For the national funds, income may be subject to state and local taxes. For the New York fund, income may be subject to state and local taxes for out-of-state residents. For each fund, some income may be subject to the federal alternative minimum tax (AMT).*

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from February 1, 2005 to July 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended July 31, 2005

| | Institutional Shares | Investor Shares | Administrative Shares | Participant Shares |
|---|---|---|---|---|
| **Dreyfus Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.25 | $ 1.50 | $ 2.99 |
| Ending value (after expenses) | $1,013.60 | $1,012.30 | $1,013.10 | $1,011.60 |
| **Dreyfus Cash Management Plus, Inc.** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.25 | $ 1.50 | $ 2.99 |
| Ending value (after expenses) | $1,013.60 | $1,012.40 | $1,013.10 | $1,011.60 |
| **Dreyfus Government Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.25 | $ 1.50 | $ 2.99 |
| Ending value (after expenses) | $1,013.30 | $1,012.10 | $1,012.80 | $1,011.30 |
| **Dreyfus Government Prime Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.50 | $ 2.99 |
| Ending value (after expenses) | $1,013.10 | $1,011.80 | $1,012.60 | $1,011.10 |
| **Dreyfus Treasury Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.50 | $ 2.99 |
| Ending value (after expenses) | $1,012.90 | $1,011.60 | $1,012.40 | $1,010.80 |
| **Dreyfus Treasury Prime Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.50 | $ 2.99 |
| Ending value (after expenses) | $1,012.20 | $1,010.90 | $1,011.70 | $1,010.20 |
| **Dreyfus Municipal Cash Management Plus** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.50 | $ 2.99 |
| Ending value (after expenses) | $1,010.50 | $1,009.30 | $1,010.00 | $1,008.50 |
| **Dreyfus New York Municipal Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.50 | $ 2.99 |
| Ending value (after expenses) | $1,010.40 | $1,009.10 | $1,009.90 | $1,008.40 |
| **Dreyfus Tax Exempt Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.24 | $ 1.49 | $ 2.99 |
| Ending value (after expenses) | $1,010.30 | $1,009.10 | $1,009.80 | $1,008.40 |

† *Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares and .60% for Participant Shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

July 31, 2005 (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended July 31, 2005

| | Institutional Shares | Investor Shares | Administrative Shares | Participant Shares |
|---|---|---|---|---|
| **Dreyfus Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 |
| **Dreyfus Cash Management Plus, Inc.** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 |
| **Dreyfus Government Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 |
| **Dreyfus Government Prime Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 |
| **Dreyfus Treasury Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 |
| **Dreyfus Treasury Prime Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 |
| **Dreyfus Municipal Cash Management Plus** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 |
| **Dreyfus New York Municipal Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 |
| **Dreyfus Tax Exempt Cash Management** | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 |

† *Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares and .60% for Participant Shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

## STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

| Dreyfus Cash Management | Principal Amount ($) | Value ($) |
|---|---|---|
| **Negotiable Bank Certificates of Deposit—40.4%** | | |
| Abbey National PLC (Yankee) 3.45%, 9/30/2005 | 460,000,000 | 460,000,000 |
| Alliance & Leicester PLC (London) 3.40%, 9/22/2005 | 100,000,000 | 100,000,000 |
| Banca Monte Dei Paschi (Yankee) 3.40%, 9/9/2005 | 300,000,000 | 300,000,000 |
| Banco Bilbao Vizcaya Argentaria S.A. (Yankee) 3.28%, 9/6/2005 | 150,000,000 | 150,001,487 |
| Calyon (Yankee) 3.27%, 9/7/2005 | 100,000,000 | 100,000,509 |
| Citibank N.A. 3.27%-3.40%, 9/6/2005-9/22/2005 | 215,000,000 | 215,000,000 |
| Credit Suisse (Yankee) 3.32%-3.61%, 8/12/2005-10/27/2005 | 600,000,000 | 600,000,000 |
| Depfa Bank PLC (Yankee) 3.27%, 9/6/2005 | 100,000,000 | 100,000,000 |
| Dexia Credit Locale (Yankee) 3.40%, 9/9/2005 | 150,000,000 | 150,000,000 |
| First Tennessee Bank N.A. 3.44%, 9/30/2005 | 50,000,000 | 50,000,000 |
| KBC Bank N.V. (Yankee) 3.30%, 8/12/2005 | 400,000,000 | 400,000,000 |
| Natexis Banques Populares (Yankee) 3.15%-3.27%, 8/5/2005-9/7/2005 | 600,000,000 | 600,000,799 |
| Royal Bank of Canada (Yankee) 3.40%, 9/9/2005 | 378,000,000 | 378,000,000 |
| Royal Bank of Scotland PLC (Yankee) 3.28%-3.39%, 8/12/2005-9/22/2005 | 265,000,000 | 265,000,358 |
| Svenska Handelsbanken (Yankee) 3.41%-3.45%, 9/9/2005-9/30/2005 | 500,000,000 | 500,000,000 |
| Unicredito Italiano SpA (Yankee) 3.45%, 9/30/2005 | 490,000,000 | 490,004,049 |
| Washington Mutual Bank FA 3.14%-3.46%, 8/4/2005-9/29/2005 | 375,000,000 | 375,000,000 |
| **Total Negotiable Bank Certificates of Deposit** (cost $5,233,007,202) | | **5,233,007,202** |
| **Commercial Paper—48.3%** | | |
| ANZ International Limited 3.41%-3.61%, 9/9/2005-10/27/2005 | 199,000,000 [a] | 197,771,256 |
| Alliance & Leicester PLC 3.45%, 9/28/2005 | 54,000,000 | 53,702,460 |
| Amstel Funding 3.14%, 8/2/2005 | 138,275,000 [a] | 138,263,017 |

| **Dreyfus Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Commercial Paper** (continued) | | |
| Bank of America Corp. | | |
| 3.40%-3.41%, 9/9/2005-9/15/2005 | 650,000,000 | 647,332,000 |
| Barclays US Funding Corp. | | |
| 3.30%-3.45%, 8/12/2005-9/30/2005 | 585,000,000 | 583,897,937 |
| Bear Stearns Cos. Inc. | | |
| 3.42%, 9/6/2005 | 156,000,000 | 155,469,600 |
| Beta Finance Inc. | | |
| 3.15%, 8/3/2005 | 90,500,000 [a] | 90,484,291 |
| CC USA Inc. | | |
| 3.40%, 9/23/2005 | 47,000,000 | 46,766,815 |
| Ciesco LLC | | |
| 3.40%, 9/7/2005-9/8/2005 | 72,500,000 [a] | 72,245,420 |
| Depfa Bank PLC | | |
| 3.16%-3.45%, 8/4/2005-9/28/2005 | 250,000,000 | 249,409,070 |
| Deutsche Financial LLC | | |
| 3.32%, 8/1/2005 | 100,000,000 | 100,000,000 |
| Dexia Delaware LLP | | |
| 3.40%, 9/21/2005 | 500,000,000 | 497,612,917 |
| Edison Asset Securitization LLC | | |
| 3.40%, 9/6/2005 | 215,000,000 [a] | 214,273,300 |
| Fairway Finance Corp. | | |
| 3.41%, 9/9/2005 | 103,921,000 [a] | 103,539,350 |
| General Electric Capital Services Inc. | | |
| 3.39%, 9/20/2005 | 200,000,000 | 199,066,667 |
| General Electric Co. | | |
| 3.40%, 9/6/2005 | 500,000,000 | 498,310,000 |
| Grampian Funding LLC | | |
| 3.61%, 10/28/2005 | 95,770,000 [a] | 94,931,907 |
| HSBC Bank USA | | |
| 3.15%-3.39%, 8/3/2005-9/19/2005 | 400,000,000 | 398,830,666 |
| Harrier Finance Funding | | |
| 3.45%, 9/26/2005 | 29,000,000 [a] | 28,845,720 |
| ING US Funding LLC | | |
| 3.41%, 9/9/2005 | 85,000,000 | 84,688,298 |
| Intesa Funding LLC | | |
| 3.15%, 8/4/2005 | 300,000,000 | 299,922,000 |
| Mont Blanc Capital Corp. | | |
| 3.39%, 9/21/2005 | 60,000,000 [a] | 59,714,400 |
| Morgan Stanley | | |
| 3.16%, 8/3/2005-8/5/2005 | 300,000,000 | 299,921,750 |

| Dreyfus Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Paper (continued)** | | |
| Nationwide Building Society 3.41%, 9/12/2005 | 100,000,000 | 99,604,500 |
| Northern Rock PLC 3.40%-3.41%, 9/12/2005-9/22/2005 | 167,000,000 | 166,271,056 |
| Sigma Finance Inc. 3.26%-3.40%, 9/1/2005-9/19/2005 | 186,750,000 [a] | 186,073,943 |
| Societe Generale N.A. Inc. 3.15%, 8/5/2005 | 22,000,000 | 21,992,374 |
| Solitaire Funding LLC 3.30%, 8/3/2005 | 242,000,000 [a] | 241,955,768 |
| UBS Finance Delaware LLC 3.29%, 8/1/2005 | 100,000,000 | 100,000,000 |
| Unicredito Italiano (DE) Inc. 3.15%, 8/5/2005 | 100,000,000 | 99,965,278 |
| Westpac Capital Corp. 3.45%, 9/28/2005 | 22,750,000 | 22,624,647 |
| Westpac Trust Securities NZ Ltd. 3.45%, 9/30/2005 | 100,000,000 | 99,430,000 |
| Windmill Funding Corp. 3.39%, 9/19/2005 | 101,800,000 [a] | 101,334,434 |
| **Total Commercial Paper** (cost $6,254,250,841) | | **6,254,250,841** |
| **Corporate Notes—4.8%** | | |
| Fifth Third Bancorp 3.42%, 11/23/2009 | 200,000,000 [b] | 200,000,000 |
| Morgan Stanley 3.33%, 2/3/2011 | 250,000,000 [b] | 250,000,000 |
| Sigma Finance Inc. 3.33%, 10/17/2005 | 170,000,000 [b] | 169,989,300 |
| **Total Corporate Notes** (cost $619,989,300) | | **619,989,300** |
| **U.S. Government Agencies—1.8%** | | |
| Federal Home Loan Banks 3.31%, 4/11/2006 (cost $234,902,218) | 235,000,000 [b] | **234,902,218** |

| **Dreyfus Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Time Deposits−4.8%** | | |
| Manufacturers & Traderstrust Co. (Grand Cayman) | | |
| 3.28%, 8/1/2005 | 77,000,000 | 77,000,000 |
| Societe Generale (Grand Cayman) | | |
| 3.31%, 8/1/2005 | 200,000,000 | 200,000,000 |
| State Street Bank & Trust Co. (Grand Cayman) | | |
| 3.28%, 8/1/2005 | 346,000,000 | 346,000,000 |
| **Total Time Deposits** | | |
| (cost $623,000,000) | | **623,000,000** |
| **Total Investments** (cost $12,965,149,561) | **100.1%** | **12,965,149,561** |
| **Liabilities, Less Cash and Receivables** | **(.1%)** | **(11,595,528)** |
| **Net Assets** | **100.0%** | **12,953,554,033** |

a  *Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2005, these securities amounted to $1,529,432,806 or 11.8% of net assets.*

b  *Variable interest rate—subject to periodic change.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 75.0 | Government Agency | 1.8 |
| Asset Backed-Multiseller | 6.4 | Building & Construction | 1.3 |
| Brokerage Firms | 5.5 | Asset Backed-Arbitrage | .7 |
| Finance | 5.4 | | |
| Asset Backed-Structured Investment | 4.0 | | **100.1** |

†  *Based on net assets.*

*See notes to financial statements.*

July 31, 2005 (Unaudited)

| Dreyfus Cash Management Plus, Inc. | Principal Amount ($) | Value ($) |
|---|---|---|
| **Negotiable Bank Certificates of Deposit—48.7%** | | |
| Banca Monte Dei Paschi (Yankee) | | |
| 3.64%, 10/28/2005 | 230,000,000 | 230,000,000 |
| Banco Bilbao Vizcaya Argentaria S.A. (Yankee) | | |
| 3.28%–3.45%, 9/6/2005–9/30/2005 | 300,000,000 | 300,000,991 |
| Bank Of The West | | |
| 3.62%, 10/28/2005 | 100,000,000 | 100,000,000 |
| Calyon (Yankee) | | |
| 3.15%, 8/5/2005 | 430,000,000 | 430,000,000 |
| Canadian Imperial Bank Of Commerce (Yankee) | | |
| 3.44%, 9/30/2005 | 250,000,000 | 250,000,000 |
| Citibank NA | | |
| 3.27%, 9/7/2005 | 300,000,000 | 300,000,000 |
| Credit Suisse First Boston (Yankee) | | |
| 3.62%, 10/28/2005 | 400,000,000 | 400,000,000 |
| Depfa Bank PLC (Yankee) | | |
| 3.27%–3.62%, 9/6/2005–10/28/2005 | 400,000,000 | 400,000,000 |
| Dexia Credit Locale (Yankee) | | |
| 3.40%, 9/22/2005 | 300,000,000 | 300,000,000 |
| First Tennessee Bank N.A. | | |
| 3.40%, 9/9/2005 | 130,000,000 | 130,000,000 |
| Natexis Banques Populares (Yankee) | | |
| 3.27%–3.39%, 9/7/2005–9/22/2005 | 400,000,000 | 400,001,019 |
| Svenska Handelsbanken (Yankee) | | |
| 3.44%, 9/30/2005 | 300,000,000 | 300,000,000 |
| Toronto-Dominion Bank (Yankee) | | |
| 3.15%, 8/5/2005 | 35,000,000 | 35,000,000 |
| Unicredito Italiano SPA (Yankee) | | |
| 3.45%, 9/30/2005 | 400,000,000 | 400,003,306 |
| Washington Mutual Bank | | |
| 3.15%–3.46%, 8/1/2005–9/30/2005 | 400,000,000 | 400,000,000 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $4,375,005,316) | | **4,375,005,316** |
| | | |
| **Commercial Paper—44.1%** | | |
| Alliance & Leicester PLC | | |
| 3.27%, 9/6/2005 | 100,000,000 | 99,676,000 |
| ANZ (DE) Inc. | | |
| 3.62%, 10/28/2005 | 76,800,000 | 76,126,037 |
| ASB Bank Ltd. | | |
| 3.39%–3.62%, 9/20/2005–10/26/2005 | 100,000,000 | 99,337,861 |
| Atlantis One Funding Corp. | | |
| 3.62%, 10/28/2005 | 89,326,000 [a] | 88,542,115 |
| Bank Of America Corp. | | |
| 3.41%, 9/15/2005 | 220,000,000 | 219,067,750 |
| Barclays US Funding Corp. | | |
| 3.45%, 9/30/2005 | 400,000,000 | 397,720,000 |

| **Dreyfus Cash Management Plus, Inc.** (continued) | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Commercial Paper** (continued) | | |
| Beethoven Funding Corp. | | |
| 3.42%–3.43%, 8/30/2005–9/1/2005 | 150,138,000 [a] | 149,706,930 |
| CC USA Inc. | | |
| 3.40%, 9/21/2005 | 73,500,000 [a] | 73,149,099 |
| Crown Point Capital Co. LLC | | |
| 3.15%, 8/4/2005 | 75,817,000 [a] | 75,797,256 |
| Deutsche Bank Financial LLC Inc. | | |
| 3.32%, 8/1/2005 | 100,000,000 | 100,000,000 |
| DnB NOR Bank | | |
| 3.15%–3.62%, 8/4/2005–10/28/2005 | 341,700,000 | 339,907,988 |
| General Electric Capital Corp. | | |
| 3.39%, 9/19/2005 | 150,000,000 | 149,314,000 |
| Govco | | |
| 3.62%, 10/28/2005 | 50,000,000 [a] | 49,561,222 |
| HBOS Treasury Services PLC | | |
| 3.45%, 9/30/2005 | 200,000,000 | 198,860,000 |
| HSBC Bank USA | | |
| 3.15%, 8/3/2005 | 150,000,000 | 149,974,000 |
| Mane Funding Corp. | | |
| 3.39%, 9/20/2005 | 31,234,000 [a] | 31,088,241 |
| Morgan Stanley | | |
| 3.15%–3.41%, 8/3/2005–9/19/2005 | 323,000,000 | 322,063,007 |
| Nationwide Building Society | | |
| 3.62%, 10/27/2005 | 55,800,000 | 55,315,889 |
| Northern Rock PLC | | |
| 3.62%, 10/28/2005 | 50,000,000 | 49,561,222 |
| Santander Central Hispano Finance (de) Inc. | | |
| 3.15%, 8/5/2005 | 200,000,000 | 199,930,556 |
| Sigma Finance Inc. | | |
| 3.62%, 10/27/2005 | 100,000,000 [a] | 99,132,417 |
| Societe Generale N.A. Inc. | | |
| 3.15%, 8/5/2005 | 415,000,000 | 414,856,133 |
| Swedbank | | |
| 3.15%, 8/3/2005 | 135,000,000 | 134,976,562 |
| Three Pillars Funding Corp. | | |
| 3.30%, 8/1/2005 | 296,136,000 [a] | 296,136,000 |
| Westpac Trust Securities Ltd. | | |
| 3.45%, 9/30/2005 | 100,000,000 | 99,430,000 |
| **Total Commercial Paper** | | |
| (cost $3,969,230,285) | | **3,969,230,285** |
| **Corporate Notes–2.2%** | | |
| Bank Of America N.A. | | |
| 3.32%, 1/19/2006 | | |
| (cost $200,000,000) | 200,000,000 [b] | **200,000,000** |

14

| Dreyfus Cash Management Plus, Inc. (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Time Deposits—5.0%** | | |
| American Express Centurion Bank (Grand Cayman) 3.28%, 8/1/2005 | 137,000,000 | 137,000,000 |
| State Street Bank & Trust Co. (Grand Cayman) 3.28%, 8/1/2005 | 309,000,000 | 309,000,000 |
| **Total Time Deposits** (cost $446,000,000) | | **446,000,000** |
| **Total Investments** (cost $8,990,235,601) | 100.0% | 8,990,235,601 |
| **Cash and Receivables (Net)** | .0% | 3,161,756 |
| **Net Assets** | 100.0% | 8,993,397,357 |

[a] *Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2005, these securities amounted to $863,113,280 or 9.6% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 86.5 | Finance | 1.7 |
| Asset Backed-Multiseller | 5.8 | Building & Construction | .5 |
| Brokerage Firms | 3.6 | | |
| Asset Backed-Structured Investment | 1.9 | | **100.0** |

[†] *Based on net assets.*

*See notes to financial statements.*

July 31, 2005 (Unaudited)

| Dreyfus Government Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Government Agencies—88.3%** | | | |
| Federal Farm Credit Banks, Consolidated Systemwide Floating Rate Bonds: | | | |
| 2/14/2006 | 3.29 [a] | 100,000,000 | 99,983,994 |
| 3/21/2006 | 3.29 [a] | 100,000,000 | 99,993,734 |
| 6/1/2006 | 3.29 [a] | 275,000,000 | 274,999,966 |
| 10/6/2006 | 3.29 [a] | 125,000,000 | 124,956,232 |
| Federal Home Loan Banks, Consolidated Systemwide Floating Rate Bonds, | | | |
| 4/11/2006 | 3.31 [a] | 250,000,000 | 249,895,976 |
| Federal Home Loan Banks, Discount Notes: | | | |
| 8/1/2005 | 3.10 | 1,166,386,000 | 1,166,386,000 |
| 9/7/2005 | 3.22 | 217,100,000 | 216,388,214 |
| 9/7/2005 | 3.22 | 183,125,000 | 182,523,663 |
| 9/14/2005 | 3.32 | 275,000,000 | 273,890,833 |
| Federal National Mortgage Association, Consolidated Systemwide Floating Rate Bonds, | | | |
| 1/9/2006 | 3.27 [a] | 100,000,000 | 99,980,228 |
| Federal National Mortgage Association, Discount Notes: | | | |
| 8/24/2005 | 3.19 | 399,726,000 | 398,918,415 |
| 9/12/2005 | 3.30 | 225,000,000 | 224,139,000 |
| 9/21/2005 | 3.34 | 100,000,000 | 99,530,375 |
| 9/21/2005 | 3.35 | 400,000,000 | 398,118,667 |
| 10/5/2005 | 3.30 | 92,806,000 | 92,258,058 |
| 10/12/2005 | 3.46 | 150,000,000 | 148,969,500 |
| **Total U.S. Government Agencies** (cost $4,150,932,855) | | | **4,150,932,855** |
| **Repurchase Agreements—11.7%** | | | |
| Barclays Capital Inc. dated 7/29/2005, due 8/1/2005 in the amount of $351,094,003 (fully collateralized by 65,883,000 U.S. Treasury Notes, 3.375%, due 1/15/2007, and $440,264,090 U.S. Treasury Strips, due 11/15/2007 to 11/15/2021, value $358,020,171) | 3.21 | 351,000,000 | 351,000,000 |

| Dreyfus Government Cash Management (continued) | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **Repurchase Agreements (continued)** | | | |
| Goldman, Sachs & Co.<br>  dated 7/29/2005, due 8/1/2005 in the<br>  amount of $197,050,892 (fully collateralized<br>  by $376,831,488 U.S. Treasury Strips,<br>  due 2/15/2007 to 11/15/2026, value $200,940,156) | 3.10 | 197,000,000 | 197,000,000 |
| **Total Repurchase Agreements**<br>  (cost $548,000,000) | | | **548,000,000** |
| **Total Investments** (cost $4,698,932,855) | | **100.0%** | **4,698,932,855** |
| **Liabilities, Less Cash and Receivables** | | **(.0%)** | **(2,092,980)** |
| **Net Assets** | | **100.0%** | **4,696,839,875** |

[a]  Variable interest rate—subject to periodic change.

Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Federal Home Loan Banks | 44.4 | Federal Farm Credit Banks | 12.8 |
| Federal National Mortgage Association | 31.1 | Repurchase Agreements | 11.7 |
| | | | **100.0** |

[†]  Based on net assets.
See notes to financial statements.

July 31, 2005 (Unaudited)

| Dreyfus Government Prime Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Government Agencies–83.1%** | | | |
| Federal Farm Credit Banks, Consolidated Systemwide Floating Rate Bonds: | | | |
| 8/10/2005 | 3.27 | 50,000,000 [a] | 50,000,000 |
| 2/14/2006 | 3.29 | 25,000,000 [a] | 24,995,999 |
| 3/21/2006 | 3.29 | 50,000,000 [a] | 49,996,867 |
| 6/1/2006 | 3.29 | 50,000,000 [a] | 50,000,000 |
| 10/6/2006 | 3.29 | 50,000,000 [a] | 49,982,492 |
| Federal Farm Credit Banks, Discount Notes: | | | |
| 9/7/2005 | 3.26 | 25,000,000 | 24,916,750 |
| 10/5/2005 | 3.36 | 25,000,000 | 24,849,687 |
| Federal Home Loan Banks, Discount Notes: | | | |
| 8/1/2005 | 3.10 | 221,962,000 | 221,962,000 |
| 8/3/2005 | 3.19 | 150,000,000 | 149,973,458 |
| 9/7/2005 | 3.22 | 100,000,000 | 99,672,139 |
| 9/30/2005 | 3.38 | 40,000,000 | 39,776,667 |
| 10/3/2005 | 3.38 | 200,000,000 | 198,827,500 |
| **Total U.S. Government Agencies** (cost $984,953,559) | | | **984,953,559** |
| **U.S. Treasury Bills–16.8%** | | | |
| 8/11/2005 (cost $199,841,667) | 2.87 | 200,000,000 | **199,841,667** |
| **Total Investments** (cost $1,184,795,226) | | **99.9%** | **1,184,795,226** |
| **Cash and Receivables (Net)** | | **.1%** | **955,163** |
| **Net Assets** | | **100.0%** | **1,185,750,389** |

[a] Variable interest rate—subject to periodic change.

### Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Federal Home Loan Banks | 59.9 | Federal Farm Credit Banks | 23.2 |
| U.S. Treasury Bills | 16.8 | | **99.9** |

[†] Based on net assets.
See notes to financial statements.

## STATEMENT OF INVESTMENTS

July 31, 2005 (Unaudited)

| Dreyfus Treasury Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Treasury Bills—60.3%** | | | |
| 8/4/2005 | 2.97 | 240,000,000 | 239,940,667 |
| 8/11/2005 | 2.98 | 1,760,000,000 | 1,758,543,111 |
| 12/29/2005 | 3.29 | 1,000,000,000 | 986,541,667 |
| **Total U.S. Treasury Bills** (cost $2,985,025,445) | | | **2,985,025,445** |
| **Repurchase Agreements—39.9%** | | | |
| ABN AMRO Bank NV dated 7/29/2005, due 8/1/2005 in the amount of $500,135,417 (fully collateralized by $140,043,000 U.S. Treasury Bills, due 9/29/2005-1/19/2006, value $138,572,704 and $373,945,000 U.S. Treasury Notes, 1.625%-3.50%, due 10/31/2005-8/15/2009, value $371,427,992) | 3.25 | 500,000,000 | 500,000,000 |
| Banc of America Securities dated 7/29/2005, due 8/1/2005 in the amount of $400,108,333 (fully collateralized by $286,715,000 U.S. Treasury Bonds, 7.875%-8.0%, due 2/15/2021-11/15/2021, value $408,000,822) | 3.25 | 400,000,000 | 400,000,000 |
| Barclays Capital Inc. dated 7/29/2005, due 8/1/2005 in the amount of $150,040,375 (fully collateralized by $35,093,000 U.S. Treasury Notes, 3.375%, due 1/15/2007, value $44,275,877 and $174,723,375 U.S. Treasury Strips, due 5/15/2013-8/15/2017, value $108,724,591) | 3.23 | 150,000,000 | 150,000,000 |
| Goldman, Sachs & Co. dated 7/29/2005, due 8/1/2005 in the amount of $260,066,083 (fully collateralized by $510,796,919 U.S. Treasury Strips, due 11/15/2005-8/15/25, value $265,200,000) | 3.05 | 260,000,000 | 260,000,000 |
| Morgan Stanley & Co. dated 7/29/2005, due 8/1/2005 in the amount of $500,135,888 (fully collateralized by $718,571,000 U.S. Treasury Strips, due 5/15/2011-2/15/2017, value $510,459,565) | 3.26 | 500,000,000 | 500,000,000 |
| JP Morgan Securities dated 7/29/2005, due 8/1/2005 in the amount of $168,044,800 (fully collateralized by $174,415,000 U.S. Treasury Bills, 3.54%, due 1/26/2006, value $171,310,704) | 3.20 | 168,000,000 | 168,000,000 |
| **Total Repurchase Agreements** (cost $1,978,000,000) | | | **1,978,000,000** |
| **Total Investments** (cost $4,963,025,445) | | 100.2% | 4,963,025,445 |
| **Liabilities, Less Cash and Receivables** | | (.2%) | (10,209,123) |
| **Net Assets** | | 100.0% | 4,952,816,322 |

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Treasuries | 60.3 | Repurchase Agreements backed by U.S. Treasuries | 39.9 |
| | | | **100.2** |

† *Based on net assets.*
*See notes to financial statements.*

July 31, 2005 (Unaudited)

| Dreyfus Treasury Prime Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Treasury Bills−86.7%** | | | |
| 8/18/2005 | 3.02 | 416,812,000 | 416,220,068 |
| 8/25/2005 | 3.05 | 63,762,000 | 63,632,901 |
| 9/1/2005 | 2.99 | 11,408,000 | 11,378,726 |
| 9/8/2005 | 3.02 | 226,000,000 | 225,288,490 |
| 9/22/2005 | 2.99 | 183,000,000 | 182,216,122 |
| 10/13/2005 | 3.07 | 442,000,000 | 439,275,913 |
| 10/27/2005 | 3.38 | 600,000,000 | 595,142,500 |
| **Total U.S. Treasury Bills** (cost $1,933,154,720) | | | **1,933,154,720** |
| **U.S. Treasury Notes−13.4%** | | | |
| 2.00%, 8/31/2005 (cost $299,727,000) | 3.03 | 300,000,000 | **299,727,000** |
| **Total Investments** (cost $2,232,881,720) | | **100.1%** | **2,232,881,720** |
| **Liabilities, Less Cash and Receivables** | | **(.1%)** | **(1,531,287)** |
| **Net Assets** | | **100.0%** | **2,231,350,433** |

Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Treasury Bills | 86.7 | U.S. Treasury Notes | 13.4 |
| | | | **100.1** |

† Based on net assets.
See notes to financial statements.

## STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

| **Dreyfus Municipal Cash Management Plus** | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments–99.0%** | | |
| **Alabama–.9%** | | |
| Columbia Industrial Development Board, PCR VRDN (Alabama Power Co. Project) 2.26% | 5,000,000 [a] | 5,000,000 |
| Jefferson County, Limited Obligation School Warrants, VRDN 2.34% (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC) | 4,500,000 [a] | 4,500,000 |
| **Arizona–4.6%** | | |
| Maricopa County Industrial Development Authority, MFHR, VRDN: | | |
| Refunding (San Martin Apartments Project) 2.38% (Insured; FNMA and Liquidity Facility; FNMA) | 6,500,000 [a] | 6,500,000 |
| (San Clemente Apartments Project) 2.63% (Insured; FNMA and Liquidity Facility; FNMA) | 1,010,000 [a] | 1,010,000 |
| Phoenix Civic Improvement Corporation, VRDN: Airport Revenue (Merlots Program) 2.42% (Insured; FGIC Liquidity Facility; Wachovia Bank) | 4,660,000 [a] | 4,660,000 |
| Water System Revenue: 2.37% (Insured; MBIA and Liquidity Facility; Merrill Lynch) | 10,990,000 [a] | 10,990,000 |
| 2.37% (Insured; MBIA and Liquidity Facility; Merrill Lynch) | 14,340,000 [a] | 14,340,000 |
| Roaring Fork Municipal Products, Revenue, VRDN, COP 2.41% (Insured; MBIA and Liquidity Facility; The Bank of New York) | 8,110,000 [a] | 8,110,000 |
| **California–2.1%** | | |
| FHLMC Multifamily VRDN Certificates Housing Revenue, VRDN 2.43% (Liquidity Facility; FHLMC and LOC; FHLMC) | 16,817,364 [a] | 16,817,364 |
| Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue, VRDN 2.41% (Liquidity Facility; Merrill Lynch) | 4,000,000 [a] | 4,000,000 |
| **Colorado–9.0%** | | |
| Colorado Health Facilities Authority, Health Care Facilities Revenue, VRDN: | | |
| (Christian Living Campus) 2.37% (LOC; HSH Nordbank) | 9,875,000 [a] | 9,875,000 |
| (Sister's Charity Leavenworth) 2.32% | 20,000,000 [a] | 20,000,000 |
| Colorado Housing and Finance Authority, Economic Development Revenue, VRDN (Wanco Inc. Project) 2.50% (LOC; U.S. Bank) | 3,500,000 [a] | 3,500,000 |
| Denver City and County, Airport Revenue, Refunding, VRDN: | | |
| 2.39% (Insured; MBIA and Liquidity Facility; Bank One) | 5,000,000 [a] | 5,000,000 |
| 2.37% (Insured; MBIA and Liquidity Facility; Bank One) | 15,000,000 [a] | 15,000,000 |
| Lower Colorado River Authority, CP 2.50%, 8/2/2005 (Liquidity Facility; JPMorgan Chase Bank) | 25,000,000 | 25,000,000 |
| Southern Ute Indian Tribe of Southern Ute Indian Reservation, Industrial Revenue, VRDN 2.40% | 11,000,000 [a] | 11,000,000 |
| **Connecticut–.4%** | | |
| Town of Westbrook, GO Notes, BAN 3.50%, 10/15/2005 | 3,600,000 | 3,609,319 |
| **Delaware–.4%** | | |
| Delaware Economic Development Authority, Private Schools Revenue, VRDN (Saint Anne's Episcopal School Project) 2.45% (LOC; Wilmington Trust Co.) | 4,000,000 [a] | 4,000,000 |
| **District of Columbia–1.3%** | | |
| District of Columbia, Revenue, VRDN (American College of Cardiology) 2.35% (LOC; Suntrust Bank) | 13,200,000 [a] | 13,200,000 |

| **Dreyfus Municipal Cash Management Plus** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **Florida−5.2%** | | |
| Greater Orlando Aviation Authority, Airport Facilities Revenue, VRDN 2.40% (Insured; FSA and Liqidity Facility, Suntrust Bank) | 10,000,000 ᵃ | 10,000,000 |
| City of Jacksonville: | | |
| Educational Facilities Revenue VRDN (Edward Waters College Project) 2.39% (LOC; Wachovia Bank) | 4,400,000 ᵃ | 4,400,000 |
| Electric Revenue, CP: | | |
| 2.54%, 11/9/2005 (Liquidity Facility, JPMorgan Chase Bank) | 10,000,000 | 10,000,000 |
| 2.65%, 11/14/2005 (Liquidity Facility; Dexia Credit Locale) | 5,000,000 | 5,000,000 |
| 2.67%, 11/17/2005 (Liquidity Facility; Landesbank Hessen- Thuringen Girozentrale) | 5,000,000 | 5,000,000 |
| Miami-Dade County Industrial Development Authority, IDR, VRDN (Fine Art Lamps Project) 2.40% (LOC; SunTrust Bank) | 4,050,000 ᵃ | 4,050,000 |
| Orange County Housing Finance Authority, Homeowner Revenue, VRDN 2.45% (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC) | 4,705,000 ᵃ | 4,705,000 |
| Orange County Industrial Development Authority, IDR VRDN (Central Florida YMCA Project) 2.39% (LOC; Bank of America) | 4,000,000 ᵃ | 4,000,000 |
| Southeast Volusia Hospital District, Health Care Facilities Revenue, VRDN (Bert Fish Medical Center) 2.45% (LOC; South Trust Bank) | 4,600,000 ᵃ | 4,600,000 |
| **Georgia−3.1%** | | |
| City of Atlanta, Airport Revenue, Refunding, VRDN 2.34% (Insured; MBIA and Liquidity Facility; Bayerische Landesbank) | 15,000,000 ᵃ | 15,000,000 |
| Atlanta Urban Residential Finance Authority, MFHR, VRDN: | | |
| (Auburn Glenn Apartments) 2.39% (LOC; Wachovia Bank) | 5,000,000 ᵃ | 5,000,000 |
| (Lindbergh City Center Apartments) 2.40% (LOC; Regions Bank) | 5,000,000 ᵃ | 5,000,000 |
| Municipal Electric Authority of Georgia, Electric Revenue, CP 2.40%, 8/11/2005 (LOC; JPMorgan Chase Bank) | 5,820,000 | 5,820,000 |
| **Idaho−.5%** | | |
| Idaho Housing and Finance Association, SFMR 2.50%, 2/1/2006 (Liquidity Facility; Lloyds TSB Bank PLC) | 5,000,000 | 5,000,000 |
| **Illinois−5.5%** | | |
| Chicago, VRDN: | | |
| IDR (Victoria Limited LLC Project) 2.42% (LOC; ABN-AMRO) | 3,650,000 ᵃ | 3,650,000 |
| Midway Airport Revenue 2.38% (Insured; MBIA and Liquidity Facility; Bank One) | 4,600,000 ᵃ | 4,600,000 |
| State of Illinois, VRDN (Merlots Program) 2.37% (Insured; FGIC and Liquidity Facility; Wachovia Bank) | 5,360,000 ᵃ | 5,360,000 |
| Illinois Educational Facilities Authority, Revenue VRDN (Lake Forest Graduate School) 2.35% (LOC; Fifth Third Bank) | 5,000,000 ᵃ | 5,000,000 |
| Illinois Health Facilities Authority, Health Care Facilities Revenue, CP (Evanston Hospital Corp.) 2.85%, 9/22/2005 | 5,000,000 | 5,000,000 |
| Regional Transportation Authority, Sales Tax Revenue, Refunding, VRDN 2.36% (Liquidity Facility; DEPFA Bank PLC) | 9,410,000 ᵃ | 9,410,000 |
| Roaring Fork Municipal Products, Revenue, VRDN 2.48% (Insured; FNMA and Liquidity Facility; The Bank of New York) | 13,565,000 ᵃ | 13,565,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **Illinois (continued)** | | |
| Upper Illinois River Valley Development Authority SWDR, VRDN (Exolon-Esk Co. Project) 2.42% (LOC; Bank of America) | 8,405,000 [a] | 8,405,000 |
| **Indiana—4.8%** | | |
| City of Hammond, Sewer and Solid Waste Disposal Revenue, Refunding, VRDN (Cargill Inc. Project) 2.43% | 6,500,000 [a] | 6,500,000 |
| Indiana Educational Facilities Authority, College and University Revenue, VRDN (Martin University Project) 2.37% (LOC; Key Bank) | 3,370,000 [a] | 3,370,000 |
| Indiana Health Facility Financing Authority, Health Facility Revenue, VRDN (Clark Memorial Hospital Project) 2.45% (LOC; Bank One) | 9,100,000 [a] | 9,100,000 |
| Indiana Toll Road Commission Toll Road Revenue, VRDN (Merlots Program) 2.37% (Liquidity Facility; Wachovia Bank) | 3,315,000 [a,b] | 3,315,000 |
| Indianapolis, MFHR, VRDN (Washington Pointe) 2.40% (LOC; Fifth Third Bank) | 12,750,000 [a] | 12,750,000 |
| Saint Joseph County, Health Care Facility Revenue, VRDN (South Bend Medical Foundation Project) 2.40% (LOC; National City Bank) | 3,120,000 [a] | 3,120,000 |
| County of Vanderburgh, EDR, VRDN (Arbors Apartments Project) 2.41% (LOC; ABN-AMRO) | 9,575,000 [a] | 9,575,000 |
| **Iowa—.4%** | | |
| Iowa Finance Authority, SFMR, VRDN (Backed Securities Program) 2.60% (Liquidity Facility; State Street Bank and Trust Co.) | 4,500,000 [a] | 4,500,000 |
| **Kansas—.3%** | | |
| City of Mission, MFHR, Refunding, VRDN (The Falls Apartments Project) 2.42% (Insured; FNMA) | 3,350,000 [a] | 3,350,000 |
| **Kentucky—4.6%** | | |
| Kenton County Airport Board, Special Facilities Revenue, VRDN (Airis Cincinnati LLC) 2.45% (LOC; Deutsche Bank) | 27,000,000 [a] | 27,000,000 |
| Lincoln County, Residential Mortgage Revenue, VRDN 2.75% (GIC; Bayerische Landesbank) | 8,900,000 [a] | 8,900,000 |
| Roaring Fork Municipal Products, LLC, Revenue, VRDN 2.47% (Insured; AMBAC and Liquidity Facility; Bank of New York) | 9,555,000 [a] | 9,555,000 |
| **Louisiana—1.9%** | | |
| New Orleans, Sewer Service Revenue, BAN 3%, 7/26/2006 | 7,000,000 | 7,010,031 |
| Saint Charles Parish, PCR, Industrial Revenue, VRDN (Shell Oil Co. Project) 2.40% | 12,250,000 [a] | 12,250,000 |
| **Maine—.9%** | | |
| City of Auburn, Obligation Securities Revenue, VRDN (J&A Properties) 2.42% (LOC; Citizens Bank of Massachusetts) | 2,720,000 [a] | 2,720,000 |
| Finance Authority of Maine, Private Schools Revenue VRDN (Kents Hill School) 2.36% (LOC; Allied Irish Banks) | 6,000,000 [a] | 6,000,000 |
| **Maryland—.2%** | | |
| Maryland Economic Development Corporation, Revenue Refunding, VRDN (United Cerebral Palsy Project) 2.45% (LOC; M&T Bank) | 2,229,500 [a] | 2,229,500 |

| **Dreyfus Municipal Cash Management Plus** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **Massachusetts–2.9%** | | |
| Koch Certificates of Trust, Revenue, VRDN 2.43% (Insured; AMBAC and Liquidity Facility; State Street Bank & Trust Co.) | 1,450,000 a | 1,450,000 |
| Massachusetts Development Finance Agency, Revenue, VRDN: | | |
| College and University (Suffolk Unversity) 2.43% (Insured; Assured Guaranty and Liquidity Facility, Citizens Bank of Massachusetts) | 7,500,000 a | 7,500,000 |
| Private Schools (North Field Mount Hermon) 2.43% (Insured; Radian Bank and Liquidity Facility; Bank of America) | 5,000,000 a | 5,000,000 |
| Milton, GO Notes, BAN 3%, 8/5/2005 | 10,000,000 | 10,000,484 |
| Pembroke, GO Notes, BAN 4%, 8/3/2006 | 5,000,000 | 5,054,750 |
| **Michigan–4.2%** | | |
| Detroit, GO Notes, RAN 4%, 4/3/2006 | 15,000,000 | 15,135,192 |
| State of Michigan, GO Notes 3.50%, 9/30/2005 | 6,000,000 | 6,013,551 |
| Michigan Hospital Finance Authority Revenue, VRDN: | | |
| (Chelsea Community Hospital) 2.37% (LOC; National City Bank) | 3,685,000 a | 3,685,000 |
| (Health Care Equipment Loan Program) 2.42% (LOC; ABN-AMRO) | 5,000,000 a | 5,000,000 |
| Michigan Strategic Fund, LOR, VRDN: | | |
| (HME Inc. Project) 2.42% (LOC; Fifth Third Bank) | 2,300,000 a | 2,300,000 |
| (Peckham Vocational Industries Project) 2.55% (LOC; ABN-AMRO) | 2,425,000 a | 2,425,000 |
| (PFG Enterprises Inc. Project) 2.63% (LOC; Huntington NB) | 3,080,000 a | 3,080,000 |
| Oakland County Economic Development Corporation LOR, VRDN (Michigan Seamless Tube LLC) 2.50% (LOC; ABN-AMRO) | 4,000,000 a | 4,000,000 |
| **Minnesota–2.5%** | | |
| Minneapolis-Saint Paul Metropolitan Airports Commission, Airport Revenue, VRDN 2.37% (Insured; FGIC and Liquidity Facility; Merrill Lynch) | 9,715,000 a | 9,715,000 |
| Minnesota Housing Finance Agency, Revenue (Residential Housing Finance): | | |
| 2.30%, 12/14/2005 | 5,000,000 | 5,000,000 |
| VRDN 2.39% (Liquidity Facility; Lloyds TSB Bank PLC) | 5,970,000 a | 5,970,000 |
| City of Rochester, Health Care Facilities Revenue CP 2.44%, 8/10/2005 (LOC; Mayo Foundation) | 4,000,000 | 4,000,000 |
| **New Mexico–.6%** | | |
| County of Dona Ana, IDR, VRDN (Foamex Products Inc. Project) 2.44% (LOC; Bank of Nova Scotia) | 5,900,000 a | 5,900,000 |
| **New York–.6%** | | |
| New York City, GO Notes 6%, 8/1/2005 | 6,140,000 | 6,140,000 |
| **North Carolina–.2%** | | |
| Burke County Industrial Facilities and Pollution Control Financing Authority, Industrial Revenue, VRDN (Bauer Industries Inc. Project) 2.44% (LOC; Bank of Montreal) | 1,655,000 a | 1,655,000 |
| **Ohio–2.7%** | | |
| Akron Bath Copley Joint Township Hospital District, Health Care Facilities Revenue, VRDN (Summa Health Systems) 2.35% (LOC; Bank One) | 10,000,000 a | 10,000,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Ohio (continued)** | | |
| Hamilton County, Hospital Facilities Revenue VRDN 2.42% (Insured; FSA and Liquidity Facility; Svenska Handelsbanken) | 10,000,000 [a] | 10,000,000 |
| Ohio Water Development Authority, Solid Waste Facilities Revenue, VRDN (Pel Technologies Project) 2.42% (LOC; Key Bank) | 7,000,000 [a] | 7,000,000 |
| **Oklahoma—1.0%** | | |
| Oklahoma Student Loan Authority, Student Loan Revenue, VRDN 2.39% (Insured; MBIA and Liquidity Facility; DEPFA Bank PLC) | 10,000,000 [a] | 10,000,000 |
| **Oregon—1.4%** | | |
| Oregon, Homeowner Revenue, VRDN 2.45% (Liquidity Facility; Merrill Lynch) | 14,450,000 [a] | 14,450,000 |
| **Pennsylvania—12.8%** | | |
| Bethlehem Area School District, GO Notes, VRDN 2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 10,000,000 [a] | 10,000,000 |
| Cumberland County, GO Notes, VRDN 2.38% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 3,290,000 [a] | 3,290,000 |
| Dauphin County General Authority, Revenue, VRDN 2.38% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 15,925,000 [a] | 15,925,000 |
| Emmaus General Authority, Revenue, VRDN: | | |
| 2.36%, Sub-Series E-20 (LOC; DEPFA Bank) | 5,250,000 [a] | 5,250,000 |
| Local Government 2.36% (LOC; DEPFA Bank) | 7,200,000 [a] | 7,200,000 |
| Lancaster County Hospital Authority, Health Care Facilities Revenue, VRDN (Willow Valley Retirement Project) 2.37% (Insured; Radian Bank and Liquidity Facility; Bank of America) | 6,000,000 [a] | 6,000,000 |
| Langhorne Manor Borough Higher Education and Health Authority, Revenue, VRDN (Heritage Towers Project) 2.45% (LOC; Bank of America) | 3,405,000 [a] | 3,405,000 |
| Montgomery County Industrial Development Authority: | | |
| Industrial Revenue, VRDN (Recigno Laboratories) 2.49% (LOC; Wachovia Bank) | 1,840,000 [a] | 1,840,000 |
| PCR, CP (Exelon Generation Project): | | |
| 2.45%, 8/8/2005 (LOC; Wachovia Bank) | 10,000,000 | 10,000,000 |
| 2.50%, 9/15/2005 (LOC; Banque Nationale de Paris) | 12,500,000 | 12,500,000 |
| 2.56%, 10/19/2005 (LOC; Banque Nationale de Paris) | 10,500,000 | 10,500,000 |
| New Garden General Authority, Revenue, VRDN (Municipal Pooled Financing Program) 2.43% (Insured; FSA and Liquidity Facility; Bank of Nova Scotia) | 2,500,000 [a] | 2,500,000 |
| North Lebanon Township Municipal Authority, Sewer Revenue, VRDN 2.38% (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3,400,000 [a] | 3,400,000 |
| Philadelphia: | | |
| Airport Revenue, Refunding, VRDN 2.40% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 11,000,000 [a] | 11,000,000 |
| Gas Works Revenue, CP | | |
| 2.35% 8/1/2005 (LOC; JPMorgan Chase Bank) | 10,000,000 | 10,000,000 |
| Venango Industrial Development Authority, RRR, CP (Scrubgrass Power Corp. Project) 2.77%, 9/9/2005 (LOC; Dexia Credit Locale) | 10,000,000 | 10,000,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **Pennsylvania (continued)** | | |
| West Cornwall Township Municipal Authority, Revenue VRDN, (Pennsylvania General Government Loan Program) 2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 4,523,000 a | 4,523,000 |
| **Tennessee−2.0%** | | |
| Metropolitan Government of Nashville and Davidson County: | | |
| Health and Education Facilities Board, CP (Vanderbilt Unversity) 2.55% 10/24/2005 | 4,950,000 | 4,950,000 |
| Industrial Development Board, Revenue VRDN (Nashville Symphony Hall Project) 2.34% (LOC; Bank of America) | 15,000,000 a | 15,000,000 |
| **Texas−9.9%** | | |
| Bexar County Housing Finance Corporation, MFHR, VRDN (Gates Capernaum Apartments Project) 2.46% (Liquidity Facility; Merrill Lynch) | 4,000,000 a | 4,000,000 |
| Brazos River Authority, PCR, Refunding, VRDN (TXU Energy Co. Project) 2.40% (LOC; Wachovia Bank) | 5,700,000 a | 5,700,000 |
| Gulf Coast Waste Disposal Authority, Environment Facilities Revenue, VRDN (BP Amoco Chemical Project) 2.40% | 4,000,000 a | 4,000,000 |
| Harris County: | | |
| Highway Revenue Tolls, Refunding 2.50%, 8/15/2005 (Insured; FGIC) | 1,720,000 | 1,720,192 |
| GO, CP: | | |
| 2.55%, 8/8/2005 (Liquidity Facility; Lloyds Bank and Bank of Nova Scotia) | 5,000,000 | 5,000,000 |
| 2.55%, 8/8/2005 (Liquidity Facility; Bank of Nova Scotia) | 2,405,000 | 2,405,000 |
| Transportation Revenue, CP 2.55%, 9/9/2005 (Liquidity Facility; Dexia Credit Locale) | 6,400,000 | 6,400,000 |
| Houston, Airport System Revenue, CP 2.58%, 10/6/2005 (LOC; Dexia Credit Locale) | 5,500,000 | 5,500,000 |
| Houston Higher Education Facility, Education Revenue, CP (Rice University) 2.58%, 10/12/2005 | 8,000,000 | 8,000,000 |
| Mansfield Independent School District, GO, VRDN 2.52% (Insured: Permanent School Fund Guaranteed and Liquidity Facility; Deutsche Bank) | 5,640,000 a | 5,640,000 |
| Montgomery County Housing Finance Corporation MFHR, VRDN (Park at Woodline Town Homes) 2.45% (LOC; Citigroup Inc.) | 7,500,000 a | 7,500,000 |
| Revenue Bond Certificate Series Trust, Various States Revenue, VRDN: | | |
| (Chimney Project) 2.85% (GIC; AIG Funding Inc.) | 6,220,000 a | 6,220,000 |
| (Pebble Brooke) 2.85% (GIC; AIG Funding Inc.) | 7,000,000 a | 7,000,000 |
| City of San Antonio, Water Revenue, Refunding VRDN 2.40% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 18,450,000 a | 18,450,000 |
| State of Texas, Notes, TRAN 3%, 8/31/2005 | 11,700,000 | 11,709,522 |
| **Virginia−3.6%** | | |
| Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue, VRDN (Metropolitan Machine Corp. Project) 2.39% (LOC; Wachovia Bank) | 6,600,000 a | 6,600,000 |
| Norfolk Redevelopment and Housing Authority, Revenue, VRDN (Retirement Community) 2.36% (LOC; HSH Nordbank) | 10,000,000 a | 10,000,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Virginia (continued)** | | |
| Richmond Industrial Development Authority, Revenue, VRDN (Cogentrix of Richmond Project) 2.41% (LOC; Banque Paribas) | 13,000,000 a | 13,000,000 |
| Virginia Beach Development Authority, Industrial Revenue Refunding, VRDN (Giant Square Shopping Center) 2.39% (LOC; Wachovia Bank) | 3,700,000 a | 3,700,000 |
| Winchester Industrial Development Authority, Residential Care Facility Revenue, VRDN (Westminister-Canterbury) 2.35% (LOC; Branch Banking and Trust) | 3,000,000 a | 3,000,000 |
| **Vermont−1.1%** | | |
| Vermont Economic Development Authority, IDR, CP (Agri-Mark Inc. Project) 2.67%, 10/26/2005 (LOC; JPMorgan Chase Bank) | 10,900,000 | 10,900,000 |
| **Washington−4.3%** | | |
| Everett Industrial Development Corporation, Exempt Facilities Revenue, VRDN (Kimberly Clark Corp. Project) 2.43% | 3,200,000 a | 3,200,000 |
| Port of Seattle, Revenue, VRDN 2.41% (Insured; FGIC and Liquidity Facility; BNP Paribas) | 2,870,000 a | 2,870,000 |
| Seattle Housing Authority, Revenue, VRDN (Newholly Project-Phase III) 2.42% (LOC; Key Bank) | 2,450,000 a | 2,450,000 |
| Washington Economic Development Finance Authority, SWDR, VRDN: | | |
| (Cedar Grove Composing Project) 2.41% (LOC; Wells Fargo Bank) | 5,400,000 a | 5,400,000 |
| (Lemay Enterprises Project) 2.41% (LOC; Bank of America) | 5,665,000 a | 5,665,000 |
| (Waste Management Project) 2.41% (LOC; Bank of America) | 5,500,000 a | 5,500,000 |
| Washington Housing Finance Commission, MFHR VRDN: | | |
| Refunding (Avalon Ridge Apartments Project) 2.41% (Insured; FNMA) | 10,000,000 a | 10,000,000 |
| (Queen Anne Project) 2.43% LOC; Bank of America) | 7,500,000 a | 7,500,000 |
| **Wisconsin−.8%** | | |
| Racine, Notes 3.50%, 1/3/2006 | 1,650,000 | 1,652,957 |
| Sun Prairie Area School District, Notes, BAN 3.25%, 2/1/2006 | 3,175,000 | 3,180,079 |
| Wisconsin Health and Educational Facilities Authority, Revenue, VRDN (Prohealth Care Inc.) 2.30% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 3,100,000 a | 3,100,000 |
| **Wyoming−2.3%** | | |
| County of Campbell, IDR (Two Elk Power Generation Project): | | |
| 2.40%, 12/1/2005 (GIC; Royal Bank of Canada) | 12,800,000 | 12,800,000 |
| 2.90%, 12/1/2005 (GIC; Citibank) | 10,000,000 | 10,000,000 |
| **Total Investments** (cost $987,440,941) | **99.0%** | **987,440,941** |
| **Cash and Receivables (Net)** | **1.0%** | **9,487,974** |
| **Net Assets** | **100.0%** | **996,928,915** |

*See notes page 42.*
*See notes to financial statements.*

# STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

| Dreyfus New York Municipal Cash Management | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments—102.0%** | | |
| Albany City School District, GO Notes, RAN | | |
| 3.25%, 10/28/2005 | 3,500,000 | 3,506,612 |
| Albany Industrial Development Agency, | | |
| Housing Revenue, VRDN (South Mall Towers Albany, L.P. Project) | | |
| 2.35% (Insured; FNMA and Liquidity Facility; FNMA) | 7,295,000 a | 7,295,000 |
| Allegany County, GO Notes, BAN 3.50%, 12/8/2005 | | |
| (LOC; DEPFA Bank) | 3,225,000 | 3,239,720 |
| Chautauqua County Industrial Development Agency, | | |
| Civic Facility Revenue, VRDN (Gerry Homes Project) | | |
| 2.35% (LOC; HSBC Bank USA) | 13,850,000 a | 13,850,000 |
| Chemung County Industrial Development Agency, | | |
| IDR, VRDN, (MMARS 2nd Program) 2.45% (LOC; HSBC Bank USA) | 1,140,000 a | 1,140,000 |
| Clarkstown Central School District, Notes, | | |
| TAN 3%, 10/3/2005 | 8,300,000 | 8,307,009 |
| Dutchess County Industrial Development Agency, | | |
| Civic Facility Revenue, Refunding, VRDN | | |
| (Lutheran Center) 2.43% (LOC; Key Bank) | 3,930,000 a | 3,930,000 |
| Erie County Industrial Development Agency, VRDN: | | |
| Civic Facility Revenue: | | |
| (D'Youville College Project) 2.35% (LOC; HSBC Bank USA) | 7,500,000 a | 7,500,000 |
| (Heritage Center Project) 2.42% (LOC; Key Bank) | 2,535,000 a | 2,535,000 |
| (YMCA of Greater Buffalo Project): | | |
| 2.35%, Series A (LOC; HSBC Bank USA) | 2,100,000 a | 2,100,000 |
| 2.35%, Series B (LOC; HSBC Bank USA) | 4,000,000 a | 4,000,000 |
| School Facility Revenue 2.35% | | |
| (Insured; FSA and Liquidity Facility; Goldman Sachs) | 4,000,000 a | 4,000,000 |
| Herkimer County Industrial Development Agency, | | |
| IDR, VRDN (F.E. Hale Manufacturing Co.) | | |
| 2.45% (LOC; HSBC Bank USA) | 2,610,000 a | 2,610,000 |
| Islip Industrial Development Agency, IDR | | |
| VRDN (Brentwood Distribution Co. Facility) | | |
| 2.45% (LOC; Bank of America) | 3,750,000 a | 3,750,000 |
| Metropolitan Transportation Authority, | | |
| Transportation Revenue: | | |
| CP: | | |
| 2.55%, 10/18/2005 (LOC; ABN-AMRO) | 5,000,000 | 5,000,000 |
| 2.60%, 11/8/2005 (LOC; ABN-AMRO) | 13,000,000 | 13,000,000 |
| VRDN 2.36% (Insured; AMBAC and | | |
| Liquidity Facility; The Bank of New York) | 5,667,500 a | 5,667,500 |
| Monroe County Industrial Development Agency, VRDN | | |
| Industrial Revenue: | | |
| (Chaney Enterprise) 2.53% (LOC; M&T Bank) | 2,850,000 a | 2,850,000 |
| (Genesee Metal Stampings) 2.50% (LOC; HSBC Bank USA) | 910,000 a | 910,000 |
| LR (Robert Weslayan College) 2.44% (LOC; M&T Bank) | 2,900,000 a | 2,900,000 |
| Nassau County Industrial Development Agency, | | |
| VRDN: | | |
| Civic Facility Revenue (Saint Mary's Children Project) | | |
| 2.38% (LOC; Commerce Bank) | 2,170,000 a | 2,170,000 |
| Revenue (Bryant Landing Project) | | |
| 2.43% (Liquidity Facility; Merrill Lynch) | 5,000,000 a | 5,000,000 |

| Dreyfus New York Municipal Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| City of New York: | | |
| CP | | |
| 2.62%, 11/17/2005 (Insured; MBIA and Liquidity Facility; | | |
| Landesbank-Hessen Thuringen Girozentrale) | 15,000,000 | 15,000,000 |
| GO Notes: | | |
| 4%, 8/1/2005 | 5,000,000 | 5,000,000 |
| 5%, Series C, 8/1/2005 | 10,000,000 | 10,000,000 |
| 5%, Series G, 8/1/2005 | 13,000,000 | 13,000,000 |
| 8%, 8/1/2005 (Insured; MBIA) | 4,000,000 | 4,000,000 |
| VRDN: | | |
| 2.39% (Liquidity Facility; Merrill Lynch) | 7,000,000 [a] | 7,000,000 |
| 2.39% (Liquidity Facility; Dexia Credit Local and | | |
| LOC; Dexia Credit Local) | 1,790,000 [a] | 1,790,000 |
| 2.40% (Liquidity Facility; Citigroup Inc.) | 5,000,000 [a] | 5,000,000 |
| New York City Industrial Development Agency: | | |
| IDR (Yedid Brothers Realty Associates) 1.20% | | |
| 11/1/2005 (LOC; Bank of America) | 1,190,000 | 1,190,000 |
| VRDN: | | |
| Civic Facility Revenue: | | |
| (Birch Wathen Lenox School Project) | | |
| 2.35% (LOC; Allied Irish Bank) | 2,625,000 [a] | 2,625,000 |
| (Brooklyn United Methodist Project) | | |
| 2.30% (LOC; The Bank of New York) | 3,720,000 [a] | 3,720,000 |
| (French Institute Alliance) | | |
| 2.40% (LOC; M&T Bank) | 2,550,000 [a] | 2,550,000 |
| (Jewish Community Center) | | |
| 2.44% (LOC; M&T Bank) | 5,000,000 [a] | 5,000,000 |
| (Jewish Community Center of Manhattan) | | |
| 2.44% (LOC; M&T Bank) | 1,400,000 [a] | 1,400,000 |
| (Village Community School Project) | | |
| 2.40% (LOC; M&T Bank) | 2,470,000 [a] | 2,470,000 |
| IDR, Refunding (Plaza Packaging Project) | | |
| 2.45% (LOC; The Bank of New York) | 1,650,000 [a] | 1,650,000 |
| New York City Municipal Water Finance Authority, | | |
| Water and Sewer System Revenue, VRDN | | |
| 2.28% (Insured; FGIC and Liquidity Facility; FGIC) | 7,300,000 [a] | 7,300,000 |
| New York City Transitional Finance Authority, VRDN (Future | | |
| Tax Secured) 2.28% (Liquidity Facility; Toronto-Dominion Bank) | 10,200,000 [a] | 10,200,000 |
| New York Counties Tobacco Trust I, Revenue, VRDN 2.41% | | |
| (Liquidity Facility; Merrill Lynch and  LOC; Merrill Lynch) | 8,000,000 [a] | 8,000,000 |
| New York State Dormitory Authority, Revenue: | | |
| CP | | |
| (Mount Sinai Medical School) | | |
| 2.53%, 11/16/2005 (LOC; JPMorgan Chase Bank) | 6,200,000 | 6,200,000 |
| VRDN: | | |
| (Mental Health Services) 2.32% | | |
| (Liquidity Facility; HSH Nordbank) | 27,510,000 [a] | 27,510,000 |
| (Park Ridge Hospital Inc.) 2.34% (LOC; JPMorgan Chase Bank) | 10,900,000 [a] | 10,900,000 |
| (Pratt Institute) 2.40% (Insured; Radian Bank | | |
| and Liquidity Facility; Citibank) | 6,500,000 [a] | 6,500,000 |

| Dreyfus New York Municipal Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| New York State Environmental Facilities Corporation, State Clean Water and Drinking Revolving Funds Revenue (Pooled Financing Program) 3%, 10/15/2005 | 3,265,000 | 3,268,135 |
| New York State Housing Finance Agency, VRDN: | | |
| LR 2.39% (Liquidity Facility; Merrill Lynch) | 4,990,000 [a] | 4,990,000 |
| Revenue: | | |
| (33 West End Avenue Apartments) 2.42% (LOC; HSBC Bank USA) | 9,000,000 [a] | 9,000,000 |
| (240 East 39th Street Housing) 2.35% (LOC; FNMA) | 8,100,000 [a] | 8,100,000 |
| (250 West 93rd Street) 2.39% (LOC; Bank of America) | 5,000,000 [a] | 5,000,000 |
| (360 West 43 Street) 2.36% (Liquidity Facility; FNMA) | 5,050,000 [a] | 5,050,000 |
| (400 3rd Avenue Apartments) 2.41% (LOC; Key Bank) | 4,500,000 [a] | 4,500,000 |
| (Biltmore Tower Housing) 2.34% (Insured; FNMA and Liquidity Facility; FNMA) | 16,000,000 [a] | 16,000,000 |
| (Parkledge Apartments Housing) 2.25% (Insured; FHLMC) | 10,000,000 [a] | 10,000,000 |
| (Rip Van Winkle House) 2.40% (Insured; FHLMC and Liquidity Facility; FHLMC) | 5,700,000 [a] | 5,700,000 |
| (Saville Housing) 2.35% (LOC; Bank of America) | 14,400,000 [a] | 14,400,000 |
| New York State Power Authority, CP: | | |
| 2.30%, 8/11/2005 (Liquidity Facilities: The Bank of New York, JPMorgan Chase Bank, Wachovia Bank, Bank of Nova Scotia, State Street Bank and Trust Co. and Landesbank Baden-Wuerttemberg) | 15,000,000 | 15,000,000 |
| 2.55%, 9/13/2005 (Liquidity Facilities: The Bank of New York, JPMorgan Chase Bank, Wachovia Bank, Bank of Nova Scotia, State Street Bank and Trust Co. and Landesbank Baden-Wuerttemberg) | 4,500,000 | 4,500,000 |
| New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge) 5%, 4/1/2006 | 10,000,000 | 10,152,500 |
| New York State Urban Development Corporation, Revenue, VRDN 2.36% (Insured; FGIC and Liquidity Facility; Merrill Lynch) | 19,710,000 [a] | 19,710,000 |
| Oneida County Industrial Development Agency, Civic Facility Revenue, VRDN (Mohawk Valley Community College Dormitory Corporation Project) 2.35% (LOC; Citibank, N.A.) | 8,470,000 [a] | 8,470,000 |
| Ontario County Industrial Development Agency, IDR VRDN (Dixit Enterprises) 2.45% (LOC; HSBC Bank USA) | 3,090,000 [a] | 3,090,000 |
| Port Authority of New York and New Jersey, Special Obligation Revenue, VRDN (Versatile Structure) 2.32% (Liquidity Facility; Landesbank Hessen-Thruringen Girozentrale) | 7,500,000 [a] | 7,500,000 |
| Poughkeepsie Industrial Development Agency, Senior Living Facility Revenue, VRDN (Manor at Woodside Project) 2.35% (LOC; The Bank of New York) | 4,900,000 [a] | 4,900,000 |

| Dreyfus New York Municipal Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| Renesselaer Industrial Development Agency, IDR (Capital View Office Park Project) 2.50%, 12/31/2005 (LOC; M&T Bank) | 5,375,000 | 5,375,000 |
| Sachem Central School District at Holbrook, GO Notes, TAN 3.75%, 6/22/2006 | 12,000,000 | 12,102,970 |
| Suffolk County Industrial Development Agency, IDR VRDN (Belmont Villas LLC Facility) 2.35% (Insured; FNMA and Liquidity Facility; FNMA) | 6,000,000 [a] | 6,000,000 |
| Syracuse, GO Notes, RAN 3.125%, 10/28/2005 (LOC; JPMorgan Chase Bank) | 5,000,000 | 5,007,068 |
| Syracuse Industrial Development Agency Civic Facility Revenue, VRDN (Community Development Properties-Larned Project) 2.49% (LOC; M&T Bank) | 6,200,000 [a] | 6,200,000 |
| Tompkins County Industrial Development Agency College and University Revenue, VRDN (Cortland College) 2.35% (LOC; HSBC Bank USA) | 4,540,000 [a] | 4,540,000 |
| Triborough Bridge and Tunnel Authority, Highway Revenue, VRDN 2.34% (Liquidity Facility; Bank of America) | 5,000,000 [a] | 5,000,000 |
| Ulster County Industrial Development Agency, IDR VRDN (Selux Corp. Project) 2.48% (LOC; M&T Bank) | 2,085,000 [a] | 2,085,000 |
| Westchester County Industrial Development Agency VRDN: | | |
| Civic Facility Revenue: (The Masters School) 2.35% (LOC; Allied Irish Bank) | 3,545,000 [a] | 3,545,000 |
| (Young Men's Christian Association) 2.36% (LOC; Allied Irish Bank) | 3,500,000 [a] | 3,500,000 |
| Commercial Facility Revenue (Panorama Flight Service Inc. Project) 2.35% (LOC; The Bank of New York) | 5,010,000 [a] | 5,010,000 |
| Yonkers Industrial Development Agency, Revenue VRDN (Merlots Program) 2.41% (Insured; GNMA and Liquidity Facility; Wachovia Bank) | 4,215,000 [a] | 4,215,000 |
| **Total Investments** (cost $485,176,514) | **102.0%** | **485,176,514** |
| **Liabilities, Less Cash and Receivables** | **(2.0%)** | **(9,575,428)** |
| **Net Assets** | **100.0%** | **475,601,086** |

*See notes page 42.*
*See notes to financial statements.*

| Dreyfus Tax Exempt Cash Management | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments–105.2%** | | |
| **Alabama–6.2%** | | |
| DCH Health Care Authority, Health Care Facilities Revenue | | |
|   VRDN 2.34% (LOC; Regions Bank) | 10,000,000 a | 10,000,000 |
| Jefferson County,VRDN: | | |
|   Limited Obligation School Warrants | | |
|     2.34% (Insured: AMBAC and Liquidity Facility; DEPFA Bank) | 30,000,000 a | 30,000,000 |
|   Sewer Revenue, Refunding: | | |
|     2.33% (Insured; XL Capital Assurance and Liquidity Facility; Regions Bank) | 26,785,000 a | 26,785,000 |
|     2.37% (Insured; XL Capital Assurance and Liquidity Facility; Societe Generale) | 10,000,000 a | 10,000,000 |
|     2.39% (Insured; XL Capital Assurance and Liquidity Facility; Bank of Nova Scotia) | 43,700,000 a | 43,700,000 |
|     2.39% (Insured; XL Capital Assurance and Liquidity Facility; JPMorgan Chase Bank) | 25,000,000 a | 25,000,000 |
|     2.39% (Insured; XL Capital Assurance and Liquidity Facility; Bank of America) | 10,000,000 a | 10,000,000 |
| University of Alabama, General Revenue, VRDN | | |
|   2.34% (Insured; MBIA and Liquidity Facility; Southtrust Bank) | 31,920,000 a | 31,920,000 |
| **Arkansas–.3%** | | |
| Benton County Public Facilities Board, College Parking Revenue, VRDN | | |
|   (Northwest Arkansas Community) 2.35% (LOC; Regions Bank) | 8,250,000 a | 8,250,000 |
| **Arizona–1.0%** | | |
| Phoenix Civic Improvement Corp., Water System Revenue, VRDN | | |
|   2.37% (Insured; MBIA and Liquidity Facility; Merrill Lynch) | 20,000,000 a | 20,000,000 |
| Salt River Project, Agricultural Improvement and Power District, | | |
|   Electric System Revenue, CP 2.50%, 9/8/2005 | 11,000,000 | 11,000,000 |
| **California–.8%** | | |
| California, GO, CP: | | |
|   2.52%, 8/8/2005 | | |
|     (Liquidity Facility: Bank of Nova Scotia, Lloyds Bank, Royal Bank | | |
|     of Scotland, Societe Generale, Kreditbank N.V., National Australia Bank) | 9,830,000 | 9,830,000 |
|   2.55%, 10/18/2005 | | |
|     (Liquidity Facility: Bank of Nova Scotia, Lloyds Bank, Royal Bank of | | |
|     Scotland, Societe Generale, Kreditbank N.V., National Australia Bank) | 15,000,000 | 15,000,000 |
| **Colorado–2.2%** | | |
| Colorado Educational and Cultural Facilities Authority, Revenue, | | |
|   VRDN (EOP Charlotte JW, LLC Project) 2.40% ( LOC; KBC Bank) | 10,000,000 a | 10,000,000 |
| Denver Urban Renewal Authority, Tax Increment Revenue, | | |
|   VRDN 2.42% (Liquidity Facility; Merrill Lynch) | 12,495,000 a | 12,495,000 |
| Lower Colorado River Authority, Revenue, CP | | |
|   2.50%, 8/2/2005 (Liquidity Facility; JPMorgan Chase Bank) | 43,100,000 | 43,100,000 |
| **Connecticut–.2%** | | |
| Regional School District No. 010, GO Notes | | |
|   BAN 3%, 8/15/2005 | 5,000,000 | 5,001,702 |
| **Delaware–1.4%** | | |
| Delaware Economic Development Authority, VRDN: | | |
|   Multi Family Revenue (School House Project) 2.40% LOC; HSBC Bank USA) | 13,500,000 a | 13,500,000 |
|   Revenue (Hospital Billing Collection) 2.33% (Insured; AMBAC and | | |
|     Liquidity Facility; Morgan Stanley) | 29,500,000 a | 29,500,000 |

| **Dreyfus Tax Exempt Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **District of Columbia—1.6%** | | |
| District of Columbia: | | |
| CP (National Academy of Science) 2.53%, 8/22/2005 | 11,000,000 | 11,000,000 |
| VRDN: | | |
| Enterprise Zone Revenue (United Planning Organization) | | |
| 2.43% (LOC; M&T Bank) | 9,895,000 [a] | 9,895,000 |
| Georgetown Day School Issue 2.35% (LOC; SunTrust Bank) | 19,000,000 [a] | 19,000,000 |
| GO Notes (Merlots Program) 2.37% (Insured; AMBAC | | |
| and Liquidity Facility; Wachovia Bank) | 7,325,000 [a] | 7,325,000 |
| **Florida—5.6%** | | |
| Alachua County Health Facilities Authority, Health Facilities Revenue, | | |
| VRDN (Shands Teaching Hospital) 2.33% LOC; SunTrust Bank) | 7,535,000 [a] | 7,535,000 |
| Capital Projects Finance Authority, Revenue, VRDN (Capital Projects | | |
| Loan Program) 2.36% (Insured; FSA and LOC; SunTrust Bank) | 7,990,000 [a] | 7,990,000 |
| Dade County Industrial Development Authority, Exempt Facilities | | |
| Revenue, VRDN (Florida Power and Light Co.) 2.33% | 22,445,000 [a] | 22,445,000 |
| Jacksonville, CP 2.65%, 11/14/2005 (LOC; Landesbank Baden-Wurttemburg) | 8,160,000 | 8,160,000 |
| Jacksonville Electric Authority, Revenue, CP: | | |
| 2.54%, 11/9/2005 (Liquidity Facility; JPMorgan Chase Bank) | 10,000,000 | 10,000,000 |
| 2.65%, 11/14/2005 (Liquidity Facility; Dexian Credit Locale) | 20,000,000 | 20,000,000 |
| 2.65%, 11/14/2005 (Liquidity Facility; | | |
| Landesbank Hessen-Thuringer Girozentrale) | 38,200,000 | 38,200,000 |
| Jacksonville Health Facilities Authority, Revenue, | | |
| CP (Mayo Foundation) 2.65%, 12/20/2005 | 10,445,000 | 10,445,000 |
| Kissimmee Utility Authority, Electric System Revenue, CP | | |
| 2.45%, 8/16/2005 (Liquidity Facility; JPMorgan Chase Bank) | 12,500,000 | 12,500,000 |
| Lee County Industrial Development Authority, Health Care | | |
| Facilities Revenue, VRDN (Hope Hospice Project) 2.33% | 9,600,000 [a] | 9,600,000 |
| Orange County Health Facilities Authority, | | |
| Revenue, CP 2.65%, 10/25/2005 (LOC; SunTrust Bank) | 13,000,000 | 13,000,000 |
| City of Tampa, Educational Facilities Revenue, VRDN | | |
| (Trinity School for Children Project) 2.38% (LOC; Regions Bank) | 5,255,000 [a] | 5,255,000 |
| Tampa Bay Water, Utility System Revenue, VRDN (Merlots Program) | | |
| 2.37% (Insured; FGIC and Liquidity Facility; Wachovia Bank) | 5,680,000 [a] | 5,680,000 |
| **Georgia—2.1%** | | |
| Atlanta, Airport General Revenue, VRDN (Hartsfield International Airport) | | |
| 2.34% (Insured; MBIA and Liquidity Facility; Bayerische Landesbank) | 33,330,000 [a] | 33,330,000 |
| Georgia, GO Notes: | | |
| 4%, 8/1/2005 | 4,815,000 | 4,815,000 |
| 6.25%, 8/1/2005 | 9,730,000 | 9,730,000 |
| Municipal Electric Authority of Georgia, CP | | |
| 2.40% 8/11/2005 (LOC; JPMorgan Chase Bank) | 10,000,000 | 10,000,000 |
| Residential Care Facilities for the Elderly Authority of Fulton County, | | |
| Revenue, VRDN (Canterbury Court Project) 2.37% (LOC; HSH Nordbank) | 7,500,000 [a] | 7,500,000 |

| **Dreyfus Tax Exempt Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **Hawaii−.2%** | | |
| Honolulu City and County, GO Notes | | |
| 2.28%, 12/1/2005 (Insured; FGIC and Liquidity Facility; FGIC) | 4,700,000 | 4,700,000 |
| **Idaho−.1%** | | |
| Idaho Housing and Finance Association, Nonprofit Facilities | | |
| Revenue, VRDN (Albertson College of Idaho Project) 2.37% (LOC; Key Bank) | 4,250,000 a | 4,250,000 |
| **Illinois−6.9%** | | |
| City of Chicago, VRDN: | | |
| Board of Education | | |
| 2.37% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale) | 11,965,000 a | 11,965,000 |
| GO Notes | | |
| 2.34% (Insured; FGIC and Liquidity Facility; Landesbank Baden-Wuerttemberg) | 13,000,000 a | 13,000,000 |
| Illinois, GO Notes: | | |
| 6%, 9/1/2005 | 5,850,000 | 5,869,569 |
| VRDN (Merlots Program): | | |
| 2.37% (Insured; FSA and Liquidity Facility; Wachovia Bank) | 16,915,000 a | 16,915,000 |
| 2.37% (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 9,960,000 a | 9,960,000 |
| Illinois Health Facilities Authority, Revenue | | |
| CP (Evanston Hospital Corp.): | | |
| 2.85%, 9/22/2005 | 15,000,000 | 15,000,000 |
| 2.85%, Series 87 A, 10/13/2005 | 10,000,000 | 10,000,000 |
| 2.53%, Series 87 B, 10/13/2005 | 10,000,000 | 10,000,000 |
| 2.53%, Series 87 C, 10/13/2005 | 10,000,000 | 10,000,000 |
| 2.60%, 11/3/2005 | 21,000,000 | 21,000,000 |
| VRDN (Rehabilitation Institute of Chicago Project) | | |
| 2.35% (LOC; Bank of America) | 45,100,000 a | 45,100,000 |
| Lombard, Revenue VRDN (Elmhurst Memorial Healthcare Project) | | |
| 2.33% (LOC; Fifth Third Bank) | 6,482,000 a | 6,482,000 |
| Regional Transportation Authority, VRDN: | | |
| 2.36% (Liquidity Facility; DEPFA Bank) | 20,000,000 a | 20,000,000 |
| GO Notes (Merlots Program): | | |
| 2.37%, Series A-24 (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 10,135,000 a | 10,135,000 |
| 2.37%, Series A-73 (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 4,925,000 a | 4,925,000 |
| **Indiana−.8%** | | |
| Indiana Health Facility Financing Authority, Health Facility | | |
| Revenue, VRDN (Clark Memorial Hospital Project) 2.45% (LOC; Bank One) | 8,960,000 a | 8,960,000 |
| Indianapolis Local Public Improvement Bond Book | | |
| Tax Exempt Notes 4% 1/6/2006 | 16,000,000 | 16,095,662 |
| **Iowa−.9%** | | |
| Louisa County, PCR, Refunding, VRDN | | |
| (Midwest Power System Inc. Project) 2.45% | 27,900,000 a | 27,900,000 |
| **Kansas−1.1%** | | |
| Kansas City, MFHR, Refunding, VRDN | | |
| (Wood View Apartments Project) 2.34% (Insured; FHLB and Liquidity Facility; FHLB) | 10,195,000 a | 10,195,000 |
| Midwest Tax-Exempt Bond Grantor Trust, Revenue | | |
| VRDN 2.69% (LOC; Huntington NB) | 7,975,450 a | 7,975,450 |
| Wichita, GO Renewal and Improvement Temporary Notes | | |
| 3.75%, 2/9/2006 | 15,000,000 | 15,088,950 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
| --- | --- | --- |
| **Tax Exempt Investments (continued)** | | |
| **Kentucky—2.9%** | | |
| Jefferson County, VRDN: | | |
| Retirement Home Revenue (Nazareth Library Project) 2.35% (LOC; Fifth Third Bank) | 12,865,000 [a] | 12,865,000 |
| Student Housing Industrial Building Revenue (University of Louisville Project) 2.35% (LOC; Wachovia Bank) | 19,705,000 [a] | 19,705,000 |
| Lexington-Fayette Urban County Government, Educational Building Revenue, Refunding, VRDN (Lexington Christian) 2.35% (LOC; Fifth Third Bank) | 4,665,000 [a] | 4,665,000 |
| Morehead League of Cities Funding Trust (Lease Program) Revenue, VRDN 2.35% (LOC; U.S. Bank NA) | 9,900,000 [a] | 9,900,000 |
| Newport, GO Notes, BAN 2.30%, 12/1/2005 | 11,800,000 | 11,800,000 |
| Warren County, Hospital Facility Revenue, VRDN (Bowling Green-Warren County) 2.35% (LOC; Branch Banking and Trust) | 30,000,000 [a] | 30,000,000 |
| **Louisiana—2.8%** | | |
| Board of Supervisors of Louisiana State University and Agricultural and Mechanical College Auxillary Revenue, VRDN 2.34% (Insured; AMBAC and Liquidity Facility; BNP Paribas) | 15,290,000 [a] | 15,290,000 |
| Louisiana Local Government Environmental Facilities and Community Development Authority, Revenues, VRDN (Merlots Program) 2.37% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 8,150,000 [a] | 8,150,000 |
| Louisiana Public Facilities Authority, VRDN: | | |
| HR (CP Program Hospital Equiptment Financing) 2.38% (LOC; Bank One) | 33,300,000 [a] | 33,300,000 |
| LR 2.38% (Liquidity Facility; Societe Generale) | 10,000,000 [a] | 10,000,000 |
| New Orleans, Sewage Service Revenue, BAN 3%, 7/26/2006 | 10,000,000 | 10,014,330 |
| Tobacco Settlement Financing Corporation of Louisiana, Revenue, VRDN 2.46% (Liquidity Facility; Merrill Lynch) | 9,115,000 [a] | 9,115,000 |
| **Maryland—1.5%** | | |
| Frederick County, Industrial Revenue, Refunding VRDN (Manekin-Frederick Facility) 2.45% (LOC; M&T Bank) | 2,975,000 [a] | 2,975,000 |
| Maryland Economic Development Corporation, Revenue VRDN (Legal Aid Bureau Inc. Facility) 2.45% (LOC; M&T Bank) | 2,590,000 [a] | 2,590,000 |
| Maryland Health and Higher Educational Facilities Authority Revenue, VRDN (Suburban Hospital) 2.35% (Liquidity Facility; M&T Bank) | 35,230,000 [a] | 35,230,000 |
| Montgomery County, EDR, VRDN 3.10% (LOC; M&T Bank) | 6,000,000 [a] | 6,000,000 |
| **Massachusetts—5.8%** | | |
| Massachusetts Development Finance Agency, VRDN: | | |
| College and University Revenue (Suffolk University) 2.43% (Insured; Radian Bank and Liquidity Facility: Bank of America and State Street Bank and Trust Co.) | 31,100,000 [a] | 31,100,000 |
| Revenue: | | |
| (Lesley University) 2.40% (LOC; Bank of America) | 7,600,000 [a] | 7,600,000 |
| (Northfield Mount Harmon) 2.43% (Insured; Radian Bank and Liquidity Facility; Bank of America) | 15,000,000 [a] | 15,000,000 |
| Massachusetts Health & Educational Facilities Authority, Revenue: | | |
| CP 2.50% 8/9/2005 | 10,832,000 | 10,832,000 |
| VRDN (Cape Cod Healthcare Inc.) 2.39% (Insured; Assured Guaranty and Liquidity Facility; Bank of America) | 15,000,000 [a] | 15,000,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Massachusetts (continued)** | | |
| Melrose, BAN 3% 8/11/2005 | 10,000,000 | 10,001,096 |
| Newton, GO Notes, BAN 2%, 8/15/2005 | 6,180,000 | 6,180,464 |
| North Andover, GO Notes, BAN 3%, 10/7/2005 | 30,000,000 | 30,021,944 |
| Norwell, GO Notes, BAN 3.25%, 8/17/2005 | 6,500,000 | 6,503,126 |
| Pembroke, BAN: | | |
| 3%, 8/4/2005 | 15,000,000 | 15,000,490 |
| 4%, 8/3/2006 | 15,000,000 | 15,164,250 |
| Silver Lake Regional School District, GO Notes, BAN 3.50%, 3/30/2006 | 14,550,000 | 14,632,692 |
| **Michigan−6.4%** | | |
| City of Detroit, Sewage Disposal Revenue: | | |
| 2.55%, 10/5/2005 | 20,000,000 | 20,000,000 |
| VRDN (Merlots Program): | | |
| 2.37% (Insured; FGIC and Liquidity Facility; Wachovia Bank) | 22,060,000 a | 22,060,000 |
| 2.37% (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 10,205,000 a | 10,205,000 |
| Detroit Downtown Development Authority, LR Refunding, VRDN (Millender Center Project) 2.40% (LOC; HSBC Bank USA) | 17,200,000 a | 17,200,000 |
| Detroit Water Supply System, Water Revenue, VRDN (Merlots Program) 2.37% (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 10,480,000 a | 10,480,000 |
| Michigan, GO Notes 3.50%, 9/30/2005 | 20,000,000 | 20,048,500 |
| Michigan Higher Education Facilities Authority, Revenue, VRDN (Walsh College Project) 2.40% (LOC; Commerce Bank) | 10,845,000 a | 10,845,000 |
| Michigan Hospital Finance Authority, Revenue, VRDN (Healthcare Equipment Loan Program) 2.42% (LOC; Fifth Third Bank) | 63,400,000 a | 63,400,000 |
| Michigan Municipal Bond Authority, Notes (Detroit School District) 3.75% 3/21/2006 (LOC; JPMorgan Chase Bank) | 10,000,000 | 10,071,277 |
| University of Michigan, University Revenue VRDN 2.27% | 11,000,000 a | 11,000,000 |
| **Minnesota−2.0%** | | |
| Minneapolis, GO Note, 3% 12/1/2005 | 9,400,000 | 9,414,000 |
| Rochester, Health Care Facilities Revenue, CP, (Mayo Foundation): | | |
| 2.44%, 8/10/2005 (Liquidity Facilty; U.S. Bancorp) | 17,400,000 | 17,400,000 |
| 2.55%, 8/22/2005 | 15,300,000 | 15,300,000 |
| 2.55%, 8/22/2005 (Liquidity Facilty; U.S. Bancorp) | 17,600,000 | 17,600,000 |
| **Mississippi−1.0%** | | |
| Medical Center Educational Building Corporation, Revenue VRDN (Pediatric and Research Facilities Project) 2.34% (Insured; AMBAC and Liquidity Facility; Bank One) | 15,840,000 a | 15,840,000 |
| Mississippi Development Bank, Special Obligation Revenue, VRDN (Merlots Program) 2.37% (Insured; AMBAC and Liquidity Facility, Wachovia Bank) | 7,500,000 a | 7,500,000 |
| Mississippi Hospital Equipment and Facilities Authority, Revenue, VRDN (Mississippi Methodist Hospital) 2.50% (LOC; First Tennessee Bank) | 6,200,000 a | 6,200,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Nebraska−1.0%** | | |
| Nebhelp Inc., Revenue, VRDN<br>  2.43% (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank) | 31,780,000 a | 31,780,000 |
| **Nevada−1.0%** | | |
| Clark County School District, GO Notes, VRDN, (Merlots Program)<br>  2.37% (Insured; FSA and Liquidity Facility; Wachovia Bank) | 9,935,000 a | 9,935,000 |
| Las Vegas Valley Water District, CP 2.42%, 8/16/2005<br>  (LOC: Banque Nationalede Paris and Lloyds TSB Bank) | 20,000,000 | 20,000,000 |
| **New Hampshire−.3%** | | |
| New Hampshire Health and Education Authority HR, VRDN<br>  (Wentworth-Douglas Hospital) 2.40% (Insured:<br>  Radian Bank and Liquidity Facility, Bank of America) | 10,000,000 a | 10,000,000 |
| **New Jersey−.7%** | | |
| Union County, GO Unlimited Notes, BAN<br>  3.25%, 3/1/2006 | 20,000,000 | 20,060,800 |
| **New York−5.1%** | | |
| Metropolitan Transportation Authority, CP<br>  2.55%, 10/18/2005 (LOC; ABN-AMRO) | 7,100,000 | 7,100,000 |
| Nassau County Tobacco Settlement Corporation, Revenue<br>  VRDN 2.41% (Liquidity Facility; Merrill Lynch) | 7,590,000 a | 7,590,000 |
| New York City, GO Notes:<br>  3%, 8/1/2005<br>  4%, 8/1/2005 | 8,170,000<br>5,000,000 | 8,170,000<br>5,000,000 |
| New York City Municipal Water Finance Authority,<br>  Water and Sewer System Revenue, VRDN<br>  2.30% (Liquidity Facility; DEPFA Bank) | 17,000,000 a | 17,000,000 |
| New York City Transitional Finance Authority, Revenue<br>  VRDN (Future Tax Secured) 2.30% (Liquidity Facility, Bank One) | 27,945,000 a | 27,945,000 |
| New York Counties Tobacco Trust I, Revenue, VRDN<br>  2.41% (Liquidity Facility; Merrill Lynch) | 21,525,000 a | 21,525,000 |
| Tobacco Settlement Financing Corporation of NewYork, Revenue,<br>  VRDN 2.39% (Liquidity Facility: Landesbank Hessen-Thuringen<br>  Girozentrale and Merrill Lynch) | 10,000,000 a | 10,000,000 |
| Triborough Bridge and Tunnel Authority, Revenue, VRDN<br>  2.28% (Liquidity Facility; ABN-AMRO) | 51,330,00 a | 51,330,000 |
| **North Carolina−.6%** | | |
| North Carolina Capital Facilities Finance Agency, Revenue<br>  VRDN 2.37% (Liquidity Facility; Goldman Sachs) | 17,840,000 a | 17,840,000 |
| **Ohio−5.0%** | | |
| Akron Bath Copley Joint Township Hospital District,<br>  Health Care Facilities Revenue, VRDN<br>  (Sumner Project) 2.37% (LOC; KBC Bank) | 7,100,000 a | 7,100,000 |
| Cincinnati City School District, GO Notes, BAN<br>  (School Energy Conservation) 2.50%, 9/9/2005 | 5,300,000 | 5,302,162 |
| Cuyahoga County, HR, VRDN (Metrohealth System)<br>  2.37% LOC; National City Bank) | 10,000,000 a | 10,000,000 |
| Franklin County, Health Care Facilities Revenue, VRDN<br>  (Creekside at the Village Project) 2.37% (LOC; Key Bank) | 7,250,000 a | 7,250,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **Ohio (continued)** | | |
| Hamilton County, Hospital Facilities Revenue, VRDN: | | |
| 2.42% (Insured; FSA and Liquidity Facility; Svenska Handelsbanken) | 55,000,000 a | 55,000,000 |
| (Children's Hospital Medical Center): | | |
| 2.33% (LOC; PNC Bank) | 9,300,000 a | 9,300,000 |
| 2.33% (LOC; U.S. Bancorp) | 20,985,000 a | 20,985,000 |
| Ohio State Higher Educational Facility, College and University | | |
| Revenue, VRDN (Ashland University Project) 2.38% (LOC; Key Bank) | 5,000,000 a | 5,000,000 |
| Ohio State University, CP 2.50%, 8/16/2005 | 14,610,000 | 14,610,000 |
| Trumbull County, Health Care Facility Revenue and | | |
| Improvement, VRDN (Shepard of the Valley | | |
| Lutheran Retirement Services, Inc. Obligated Group) | | |
| 2.25% (Insured; Radian Bank and Liquidity Facility: Bank of America) | 16,425,000 a | 16,425,000 |
| **Oklahoma—1.3%** | | |
| Tulsa County Industrial Authority, Capital Improvements Revenue, | | |
| 2.95%, 11/14/2005 (Liquidity Facility; Bank of America) | 40,000,000 | 40,000,000 |
| **Oregon—.8%** | | |
| City of Portland, Sewer System Revenue 3%, 10/1/2005 (Insured; FSA) | 5,010,000 | 5,018,461 |
| Oregon, Homeowner Revenue, VRDN 2.45% (LOC; Trinity Funding | | |
| Group and Liquidity facility; Landesbank Hessen-Thuringern Girozentrale) | 11,000,000 a | 11,000,000 |
| Salem Hospital Facility Authority, Revenue, Refunding, VRDN | | |
| (Capital Manor Inc. Project) 2.38% (LOC; Bank of America) | 9,360,000 a | 9,360,000 |
| **Pennsylvania—19.3%** | | |
| Bethlehem Area School District, GO Notes, VRDN | | |
| 2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 20,000,000 a | 20,000,000 |
| Butler County Industrial Development Authority, VRDN | | |
| (Concordia Lutheran Ministries): | | |
| 2.33%, Series B (Insured ; Radian Bank and Liquidity Facility: Bank of America) | 6,360,000 a | 6,360,000 |
| 2.33%, Series C (Insured ; Radian Bank and Liquidity Facility: Bank of America) | 5,900,000 a | 5,900,000 |
| Dallastown Area School District, GO Notes, VRDN | | |
| 2.38% (Insured; FGIC and Liquidity Facility; BNP Paribas) | 4,600,000 a | 4,600,000 |
| Dauphin County General Authority, Revenue, VRDN: | | |
| 2.38%, Sub-Series H (Insured; FSA and Liquidity Facility: | | |
| Bank of Nova Scotia and KBC Bank) | 49,700,000 a | 49,700,000 |
| 2.38%, Sub-Series I (Insured; FSA and Liquidity Facility: | | |
| Bank of Nova Scotia and KBC Bank) | 14,640,000 a | 14,640,000 |
| School District Pooled Financing Program II 2.38% (Insured; | | |
| AMBAC and Liquidity Facility; Bank of Nova Scotia) | 92,465,000 a | 92,465,000 |
| Emmaus General Authority, Revenue, VRDN: | | |
| 2.36%, Series G (GIC; Goldman Sachs and Co.) | 10,000,000 a | 10,000,000 |
| 2.36%, Series H (GIC; Goldman Sachs and Co.) | 5,500,000 a | 5,500,000 |
| 2.36%, Sub-Series A-10 (LOC; DEPFA Bank) | 13,075,000 a | 13,075,000 |
| 2.36%, Sub-Series B-23 (LOC; DEPFA Bank) | 33,400,000 a | 33,400,000 |
| 2.36%, Sub-Series D-26 (LOC; DEPFA Bank) | 4,800,000 a | 4,800,000 |
| 2.36%, Sub-Series E-21 (LOC; DEPFA Bank) | 13,500,000 a | 13,500,000 |
| 2.36%, Sub-Series E-23 (LOC; DEPFA Bank) | 8,000,000 a | 8,000,000 |
| 2.36%, Sub-Series F-20 (LOC; DEPFA Bank) | 11,200,000 a | 11,200,000 |
| 2.36%, Sub-Series G-18 (LOC; DEPFA Bank) | 23,000,000 a | 23,000,000 |
| 2.36%, Sub-Series H-19 (LOC; DEPFA Bank) | 20,000,000 a | 20,000,000 |
| Local Government 2.36% (LOC; DEPFA Bank) | 12,000,000 a | 12,000,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments (continued)** | | |
| **Pennsylvania (continued)** | | |
| Fayette County Hospital Authority, Refunding (Mount Macrina Manor) VRDN 2.35% (LOC; National City Bank) | 4,140,000 a | 4,140,000 |
| Lancaster County, GO Notes, VRDN 2.36% (Insured; FSA and Liquidity Facility; Royal Bank of Canada) | 20,775,000 a | 20,775,000 |
| Lancaster County Hospital Authority, Revenue, VRDN (Luthercare Project) 2.41% (LOC; M&T Bank) | 13,705,000 a | 13,705,000 |
| Lebanon County Health Facilities Authority, VRDN: | | |
| Health Center Revenue (United Church of Christ Homes) 2.34% (LOC; M&T Bank) | 8,330,000 a | 8,330,000 |
| Revenue (Cornwall Manor Project) 2.43% (Insured; Radian Bank and Liquidity Facility; Bank of America) | 5,700,000 a | 5,700,000 |
| Montgomery County Higher Education and Health Authority Private Schools Revenue, VRDN (William Penn Charter) 2.38% (LOC; PNC Bank) | 10,855,000 a | 10,855,000 |
| Montgomery County Industrial Development Authority, Revenue: | | |
| CP, PCR (Exelon Generation Project) 2.55%, 9/29/2005 (LOC; Banque Paribas) | 8,000,000 | 8,000,000 |
| VRDN (Northwestern Human Services) 2.51% (LOC; Commerce Bank) | 13,930,000 a | 13,930,000 |
| New Garden General Authority, Municipal Revenue, VRDN (Municipal Pooled Financing Program I) 2.43% (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and Dexia Credit Locale) | 30,750,000 a | 30,750,000 |
| Pennsylvania, GO Notes, VRDN (Merlots Program) 2.37% (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 5,830,000 a | 5,830,000 |
| Pennsylvania Higher Educational Facility Authority, Revenue VRDN (Student Association Housing Project) 2.35% (LOC: Citizens Bank of Pennsylvania) | 10,000,000 a | 10,000,000 |
| Phildelphia, Gas Works Revenue, CP 2.35%, 8/1/2005 (LOC; JPMorgan Chase Bank) | 17,000,000 | 17,000,000 |
| Philadelphia Authority for Industrial Development, Revenue, VRDN (Gift of Life Donor Program Project) 2.36% (LOC; Commerce Bank) | 15,250,000 a | 15,250,000 |
| Schuylkill County, GO Notes, VRDN 2.38% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 7,085,000 a | 7,085,000 |
| Spring Grove Area School District, GO, VRDN 2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Local) | 17,500,000 a | 17,500,000 |
| West Cornwall Township Municipal Authority, VRDN: | | |
| GO Notes, Refunding (Bethlehem School District Project) 2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 28,800,000 a | 28,800,000 |
| Revenue (Pennsylvania General Government Loan Program) 2.36% (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 11,342,000 a | 11,342,000 |
| University of Pittsburgh of the Commonwealth System of Higher Education VRDN (University Capital Project) 2.37% (Liquidity Facility; National Australia Bank) | 10,000,000 a | 10,000,000 |
| **South Carolina—2.4%** | | |
| Charleston County School District Development Corporation, Notes, TAN 3.75%, 4/13/2006 | 49,400,000 | 49,805,803 |
| Greer, Combined Utilities System Revenue, VRDN (Merlots Program) 2.37% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 8,315,000 a | 8,315,000 |

| **Dreyfus Tax Exempt Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **South Carolina (continued)** | | |
| South Carolina Jobs Economic Development Authority, Health Facilities Revenue, Refunding, VRDN (Episcopal Church Home) 2.43% (Insured; Radian Bank and Liquidity Facility; Wachovia Bank) | 14,015,000 [a] | 14,015,000 |
| **Tennessee−2.8%** | | |
| Blount County Public Building Authority, Revenue VRDN, Local Government Public Improvement: | | |
| 2.35%, Series A-6B (Insured; AMBAC and Liquidity Facility; Regions Bank) | 4,535,000 [a] | 4,535,000 |
| 2.35%, Series A-6C (Insured; AMBAC and Liquidity Facility; Regions Bank) | 6,500,000 [a] | 6,500,000 |
| 2.35%, Series A-7 A (Insured; AMBAC and Liquidity Facility; Regions Bank) | 5,000,000 [a] | 5,000,000 |
| Clarksville Public Building Authority, Revenue, VRDN (Pooled Financing-Tennesse Municipal Bond Fund) 2.34% (LOC; Bank of America) | 4,600,000 [a] | 4,600,000 |
| Metropolitian Government Nashville and Davidson County: Health and Education Facility Board, CP (Vanderbuilt University) | | |
| 2.55%, 10/24/2005 | 10,000,000 | 10,000,000 |
| VRDN 2.37% (Insured; MBIA and Liquidity Facility; Citibank) | 6,090,000 [a] | 6,090,000 |
| Sevier County Public Building Authority, VRDN, Local Government Public Improvement: | | |
| Revenue: | | |
| 2.35% (Insured; AMBAC and Liquidity Facility; KBC Bank) | 8,105,000 [a] | 8,105,000 |
| 2.35% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 9,650,000 [a] | 9,650,000 |
| 2.35% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 7,930,000 [a] | 7,930,000 |
| 2.35% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 10,000,000 [a] | 10,000,000 |
| Water Revenue 2.35% (Insured; AMBAC and Liquidity Facility; KBC Bank) | 12,500,000 [a] | 12,500,000 |
| **Texas−4.5%** | | |
| Brownsville, Utility System Revenue, Notes 2.45%, 8/24/2005 (Insured; MBIA and Liquidity Facility, State Street Bank and Trust Co.) | 10,000,000 | 10,000,000 |
| Dallas Area Rapid Transit, Transportation Revenue VRDN (Merlots Program) 2.37% (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank) | 24,070,000 [a] | 24,070,000 |
| Houston Independent School District, GO Notes, VRDN 2.36% (Insured; Permanent School Fund Guaranteed and Liquidity Facility; Goldman Sachs) | 25,800,000 [a] | 25,800,000 |
| San Antonio, Water Revenue, VRDN (Merlots Program) 2.37% (Liquidity Facility; Wachovia Bank) | 10,000,000 [a] | 10,000,000 |
| Texas: | | |
| TRAN 3%, 8/31/2005 | 34,815,000 | 34,852,840 |
| VRDN 2.45% (Liquidity Facility, Merrill Lynch) | 4,180,000 [a] | 4,180,000 |
| Texas Public Finance Authority, Unemployment Trust, CP 2.47%, 8/16/2005 (Insured; Permanenet School Funding Guaranteed) | 10,000,000 | 10,000,000 |
| Texas Water Development Board Revenue, VRDN 2.33% (Liquidity Facility; JPMorgan Chase Bank) | 16,500,000 [a] | 16,500,000 |
| **Utah−.3%** | | |
| Utah Water Finance Agency, Water Revenue, VRDN 2.40% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 10,000,000 [a] | 10,000,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Tax Exempt Investments** (continued) | | |
| **Vermont—.2%** | | |
| Vermont Educational and Health Buildings Financing Agency VRDN: | | |
| College and University Revenue (Capital Asset Financing Program) 2.47% (LOC; M&T Bank) | 935,000 a | 935,000 |
| Revenue (Rutland Regional Medical Project) 2.39% (Insured; Radian Bank and Liquidity Facility; Bank of America) | 5,655,000 a | 5,655,000 |
| **Virginia—1.1%** | | |
| Alexandria Industrial Development Authority, Revenue, VRDN (Institute for Defense Analyses) 2.40% (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 15,545,000 a | 15,545,000 |
| Norfolk Redevelopment and Housing Authority, Revenue, VRDN (Retirement Community) 2.36% (LOC; HSH Nordbank AG) | 10,000,000 a | 10,000,000 |
| Tobacco Settlement Financing Corporation of Virginia, VRDN 2.41% (Liquidity Facility: Merrill Lynch) | 7,500,000 a | 7,500,000 |
| **Washington—2.5%** | | |
| Washington, GO Notes, VRDN (Merlots Program): | | |
| 2.37% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank) | 20,005,000 a | 20,005,000 |
| 2.37% (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 5,945,000 a | 5,945,000 |
| Washington Health Care Facilities Authority, Revenues, VRDN (Seattle Cancer Care): | | |
| 2.37% (LOC; Key Bank) | 4,250,000 a | 4,250,000 |
| 2.37% (LOC; Key Bank) | 20,655,000 a | 20,655,000 |
| Washington Higher Education Facilities Authority Revenue, VRDN (Saint Martins College Project) 2.39% (LOC; U.S. Bank NA) | 6,910,000 a | 6,910,000 |
| Washington Housing Finance Commission, Nonprofit Housing Revenue, VRDN 2.38% (LOC; Bank of America) | 17,345,000 a | 17,345,000 |
| **Wisconsin—1.5%** | | |
| Badger Tobacco Asset Securitization Corporation Tobacco Settlement Revenue, VRDN 2.42% (Liquidity Facility: Lloyds TBS Bank and Merrill Lynch) | 6,180,000 a | 6,180,000 |
| DC Everest Area School District, GO Notes, BAN 3%, 1/16/2006 | 15,455,000 | 15,473,670 |
| Wisconsin Health and Educational Facilities Authority, Revenue, VRDN (Froedtert and Community Health, Inc Obligated Group) 2.33% (LOC; AMBAC and Liquidity Facility; Morgan Stanley Bank) | 15,000,000 a | 15,000,000 |
| Wisconsin Rural Water Construction Loan Program Commission, Revenue, BAN 3%, 10/1/2005 | 10,000,000 | 10,021,170 |
| **Wyoming—1.0%** | | |
| Natrona County, HR, VRDN (Wyoming Medical Center Project) 2.35% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia) | 30,280,000 a | 30,280,000 |
| **Total Investments** (cost $3,200,109,408) | **105.2%** | **3,200,109,408** |
| **Liabilities, Less Cash and Receivables** | **(5.2%)** | **(156,755,428)** |
| **Net Assets** | **100.0%** | **3,043,353,980** |

*See notes page 42.*
*See notes to financial statements.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **LOR** | Limited Obligation Revenue |
| **BAN** | Bond Anticipation Notes | **LR** | Lease Revenue |
| **CIFG** | CDC Ixis Financial Guaranty | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **COP** | Certificate of Participation | **MFHR** | Multi-Family Housing Revenue |
| **CP** | Commercial Paper | **MFMR** | Multi-Family Mortgage Revenue |
| **EDR** | Economic Development Revenue | **PCR** | Pollution Control Revenue |
| **EIR** | Environment Improvement Revenue | **RAC** | Revenue Anticipation Certificates |
| **FGIC** | Financial Guaranty Insurance Company | **RAN** | Revenue Anticipation Notes |
| **FHLB** | Federal Home Loan Bank | **RAW** | Revenue Anticipation Warrants |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **RRR** | Resources Recovery Revenue |
| **FNMA** | Federal National Mortgage Association | **SAAN** | State Aid Anticipation Notes |
| **FSA** | Financial Security Assurance | **SFHR** | Single Family Housing Revenue |
| **GAN** | Grant Anticipation Notes | **SFMR** | Single Family Mortgage Revenue |
| **GIC** | Guaranteed Investment Contract | **SWDR** | Solid Waste Disposal Revenue |
| **GNMA** | Government National Mortgage Association | **TAN** | Tax Anticipation Notes |
| **GO** | General Obligation | **TAW** | Tax Anticipation Warrants |
| **HR** | Hospital Revenue | **TRAN** | Tax and Revenue Anticipation Notes |
| **IDR** | Industrial Development Revenue | **VRDN** | Variable Rate Demand Notes |
| **LOC** | Letter of Credit | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| | | | | | | Value (%)[†] | | |
|---|---|---|---|---|---|---|---|---|
| **Fitch** | **or** | **Moody's** | **or** | **Standard & Poor's** | | **Dreyfus Municipal Cash Management Plus** | **Dreyfus New York Municipal Cash Management** | **Dreyfus Tax Exempt Cash Management** |
| F1+, F1 | | VMIG1, MIG1, P1 | | SP1+, SP1, A1+, A1 | | 89.5 | 84.5 | 88.4 |
| AAA, AA, A [c] | | Aaa, Aa, A [c] | | AAA, AA, A [c] | | 3.2 | 10.7 | 8.7 |
| Not Rated [d] | | Not Rated [d] | | Not Rated [d] | | 7.3 | 4.8 | 2.9 |
| | | | | | | **100.0** | **100.0** | **100.0** |

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

(amounts in thousands, except Net Asset Value Per Share)

July 31, 2005 (Unaudited)

| | Dreyfus Cash Management | Dreyfus Cash Management Plus, Inc. | Dreyfus Government Cash Management | Dreyfus Government Prime Cash Management | Dreyfus Treasury Cash Management | Dreyfus Treasury Prime Cash Management |
|---|---|---|---|---|---|---|
| **Assets ($):** | | | | | | |
| Investments at value–Note 1(a,b)† | 12,965,150 | 8,990,236 | 4,698,933a | 1,184,795 | 4,963,025a | 2,232,882 |
| Cash | – | – | – | 191 | – | – |
| Interest receivable | 18,574 | 16,629 | 3,662 | 1,099 | 531 | 2,510 |
| | 12,983,724 | 9,006,865 | 4,702,595 | 1,186,085 | 4,963,556 | 2,235,392 |
| **Liabilities ($):** | | | | | | |
| Due to The Dreyfus Corporation and affiliates–Note 2(b) | 2,684 | 1,938 | 1,147 | 335 | 1,197 | 550 |
| Cash overdraft due to Custodian | 27,045 | 11,530 | 4,602 | – | 9,543 | 3,492 |
| Payable for shares of Beneficial Interest/Common Stock redeemed | 441 | – | 6 | – | – | – |
| | 30,170 | 13,468 | 5,755 | 335 | 10,740 | 4,042 |
| **Net Assets ($)** | **12,953,554** | **8,993,397** | **4,696,840** | **1,185,750** | **4,952,816** | **2,231,350** |
| **Composition of Net Assets ($):** | | | | | | |
| Paid-in capital | 12,955,087 | 9,001,937 | 4,699,619 | 1,185,802 | 4,952,824 | 2,231,625 |
| Accumulated net realized gain (loss) on investments | (1,533) | (8,540) | (2,779) | (52) | (8) | (275) |
| **Net Assets ($)** | **12,953,554** | **8,993,397** | **4,696,840** | **1,185,750** | **4,952,816** | **2,231,350** |
| **Net Asset Value Per Share** | | | | | | |
| **Institutional Shares** | | | | | | |
| Net Assets ($) | 11,409,672 | 6,918,660 | 3,043,691 | 581,557 | 3,370,898 | 1,448,480 |
| Shares Outstanding | 11,410,986 | 6,925,371 | 3,045,532 | 581,588 | 3,370,904 | 1,448,858 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Investor Shares** | | | | | | |
| Net Assets ($) | 1,101,739 | 1,162,242 | 1,080,119 | 223,606 | 1,289,866 | 682,097 |
| Shares Outstanding | 1,101,888 | 1,163,197 | 1,080,743 | 223,608 | 1,289,867 | 682,070 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Administrative Shares** | | | | | | |
| Net Assets ($) | 238,236 | 471,632 | 259,396 | 162,773 | 88,483 | 8,435 |
| Shares Outstanding | 238,280 | 472,094 | 259,568 | 162,772 | 88,484 | 8,426 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Participant Shares** | | | | | | |
| Net Assets ($) | 203,907 | 440,863 | 313,634 | 217,814 | 203,569 | 92,338 |
| Shares Outstanding | 203,933 | 441,275 | 313,776 | 217,835 | 203,569 | 92,271 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| † Investments at cost ($) | 12,965,150 | 8,990,236 | 4,698,933 | 1,184,795 | 4,963,025 | 2,232,882 |

a Amount includes repurchase agreements of $548,000,000 and $1,978,000,000 for Dreyfus Government Cash Management and Dreyfus Treasury Cash Management, respectively, See Note 1(b).

See notes to financial statements.

(amounts in thousands, except Net Asset Value Per Share)

July 31, 2005 (Unaudited)

| | Dreyfus Municipal Cash Management Plus | Dreyfus New York Municipal Cash Management | Dreyfus Tax Exempt Cash Management |
|---|---|---|---|
| **Assets ($):** | | | |
| Investments at value—Note 1 (a)† | 987,441 | 485,177 | 3,200,109 |
| Cash | 13,486 | 16 | – |
| Interest receivable | 3,574 | 2,195 | 11,437 |
| | **1,004,501** | **487,388** | **3,211,546** |
| **Liabilities ($):** | | | |
| Due to The Dreyfus Corporation and affiliates—Note 2(b) | 184 | 102 | 504 |
| Cash overdraft due to Custodian | – | – | 67,048 |
| Payable for investment securities purchased | 5,055 | 10,319 | 100,594 |
| Payable for shares of Beneficial Interest redeemed | 2,333 | 1,366 | 46 |
| | **7,572** | **11,787** | **168,192** |
| **Net Assets ($)** | **996,929** | **475,601** | **3,043,354** |
| **Composition of Net Assets ($):** | | | |
| Paid-in capital | 996,930 | 475,597 | 3,043,368 |
| Accumulated net realized gain (loss) on investments | (1) | 4 | (14) |
| **Net Assets ($)** | **996,929** | **475,601** | **3,043,354** |
| **Net Asset Value Per Share** | | | |
| **Instititutional Shares** | | | |
| Net Assets ($) | 672,387 | 340,615 | 2,624,377 |
| Shares Outstanding | 672,504 | 340,614 | 2,624,449 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| **Investor Shares** | | | |
| Net Assets ($) | 143,336 | 123,967 | 225,334 |
| Shares Outstanding | 143,319 | 123,968 | 225,332 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| **Administrative Shares** | | | |
| Net Assets ($) | 153,350 | 4,400 | 135,037 |
| Shares Outstanding | 153,334 | 4,400 | 135,001 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| **Participant Shares** | | | |
| Net Assets ($) | 27,856 | 6,619 | 58,606 |
| Shares Outstanding | 27,851 | 6,619 | 58,586 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| † Investments at cost ($) | 987,441 | 485,177 | 3,200,109 |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

(amounts in thousands)

Six Months Ended July 31, 2005 (Unaudited)

| | Dreyfus Cash Management | Dreyfus Cash Management Plus, Inc. | Dreyfus Government Cash Management | Dreyfus Government Prime Cash Management | Dreyfus Treasury Cash Management | Dreyfus Treasury Prime Cash Management |
|---|---|---|---|---|---|---|
| **Investment Income ($):** | | | | | | |
| **Interest Income** | **184,133** | **132,242** | **69,991** | **16,203** | **62,209** | **30,505** |
| **Expenses:** | | | | | | |
| Management fee–Note 2(a) | 12,468 | 9,042 | 4,907 | 1,151 | 4,466 | 2,299 |
| Distribution fees–Note 2(b) | 1,933 | 2,484 | 2,008 | 800 | 2,105 | 1,082 |
| **Total Expenses** | **14,401** | **11,526** | **6,915** | **1,951** | **6,571** | **3,381** |
| **Investment Income–Net** | **169,732** | **120,716** | **63,076** | **14,252** | **55,638** | **27,124** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **(131)** | **(777)** | **(263)** | **–** | **5** | **(37)** |
| **Net Increase in Net Assets Resulting from Operations** | **169,601** | **119,939** | **62,813** | **14,252** | **55,643** | **27,087** |

*See notes to financial statements.*

(amounts in thousands)

Six Months Ended July 31, 2005 (Unaudited)

| | Dreyfus Municipal Cash Management Plus | Dreyfus New York Municipal Cash Management | Dreyfus Tax Exempt Cash Management |
|---|---|---|---|
| **Investment Income ($):** | | | |
| **Interest Income** | **10,557** | **4,878** | **33,159** |
| **Expenses:** | | | |
| Management fee–Note 2(a) | 910 | 429 | 2,941 |
| Distribution fees–Note 2(b) | 282 | 112 | 459 |
| **Total Expenses** | **1,192** | **541** | **3,400** |
| **Investment Income–Net** | **9,365** | **4,337** | **29,759** |
| **Net Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):** | | | |
| Net realized gain (loss) on investments | (1) | 4 | 45 |
| Net unrealized appreciation (depreciation) on investments | – | – | (20) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **(1)** | **4** | **25** |
| **Net Increase in Net Assets Resulting from Operations** | **9,364** | **4,341** | **29,784** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

(amounts in thousands)

| | Dreyfus Cash Management | | Dreyfus Cash Management Plus, Inc. | |
|---|---|---|---|---|
| | Six Months Ended July 31, 2005 (Unaudited) | Year Ended January 31, 2005 | Six Months Ended July 31, 2005 (Unaudited) | Year Ended January 31, 2005 |
| **Operations ($):** | | | | |
| Investment income–net | 169,732 | 151,361 | 120,716 | 157,454 |
| Net realized gain (loss) on investments | (131) | (1,402) | (777) | (7,763) |
| **Net Increase (Decrease) in Net Assets** | | | | |
| **Resulting from Operations** | **169,601** | **149,959** | **119,939** | **149,691** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income–net: | | | | |
| Institutional Shares | (150,108) | (134,565) | (94,966) | (129,766) |
| Investor Shares | (13,100) | (11,904) | (14,114) | (11,097) |
| Administrative Shares | (3,822) | (3,190) | (6,962) | (11,428) |
| Participant Shares | (2,702) | (1,707) | (4,674) | (5,177) |
| **Total Dividends** | **(169,732)** | **(151,366)** | **(120,716)** | **(157,468)** |
| **Beneficial Interest/Capital Stock** | | | | |
| **Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 46,436,893 | 82,058,116 | 49,923,921 | 108,944,784 |
| Investor Shares | 4,328,483 | 8,400,276 | 2,201,025 | 5,426,074 |
| Administrative Shares | 1,903,211 | 2,185,394 | 1,847,013 | 7,994,674 |
| Participant Shares | 809,532 | 1,566,998 | 1,007,456 | 2,836,509 |
| Dividends reinvested: | | | | |
| Institutional Shares | 32,018 | 28,183 | 38,275 | 62,090 |
| Investor Shares | 4,297 | 5,382 | 13,002 | 10,396 |
| Administrative Shares | 1,165 | 1,216 | 6,932 | 10,567 |
| Participant Shares | 2,338 | 1,472 | 4,522 | 4,898 |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (44,341,770) | (82,309,129) | (51,508,673) | (114,784,316) |
| Investor Shares | (4,299,076) | (8,591,977) | (2,109,893) | (5,579,680) |
| Administrative Shares | (1,932,556) | (2,174,696) | (1,882,287) | (9,084,131) |
| Participant Shares | (851,798) | (1,456,526) | (1,033,631) | (3,335,647) |
| **Increase (Decrease) in Net Assets from** | | | | |
| **Beneficial Interest/Capital Stock Transactions** | **2,092,737** | **(285,291)** | **(1,492,338)** | **(7,493,782)** |
| **Total Increase (Decrease) In Net Assets** | **2,092,606** | **(286,698)** | **(1,493,115)** | **(7,501,559)** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 10,860,948 | 11,147,646 | 10,486,512 | 17,988,071 |
| **End of Period** | **12,953,554** | **10,860,948** | **8,993,397** | **10,486,512** |

*See notes to financial statements.*

(amounts in thousands)

| | Dreyfus Government Cash Management | | Dreyfus Government Prime Cash Management | |
|---|---|---|---|---|
| | Six Months Ended July 31, 2005 (Unaudited) | Year Ended January 31, 2005 | Six Months Ended July 31, 2005 (Unaudited) | Year Ended January 31, 2005 |
| **Operations ($):** | | | | |
| Investment income—net | 63,076 | 82,476 | 14,252 | 11,696 |
| Net realized gain (loss) on investments | (263) | (2,343) | – | (2) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **62,813** | **80,133** | **14,252** | **11,694** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income—net: | | | | |
| Institutional Shares | (43,678) | (57,170) | (7,140) | (5,782) |
| Investor Shares | (12,803) | (13,130) | (2,608) | (2,115) |
| Administrative Shares | (3,489) | (8,495) | (2,068) | (1,926) |
| Participant Shares | (3,106) | (3,681) | (2,436) | (1,873) |
| **Total Dividends** | **(63,076)** | **(82,476)** | **(14,252)** | **(11,696)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 11,706,892 | 35,840,907 | 1,069,800 | 2,053,576 |
| Investor Shares | 2,997,647 | 8,643,866 | 176,449 | 423,187 |
| Administrative Shares | 828,263 | 2,824,724 | 917,676 | 1,645,993 |
| Participant Shares | 650,254 | 1,240,336 | 778,345 | 1,478,450 |
| Dividends reinvested: | | | | |
| Institutional Shares | 19,772 | 28,356 | 6,787 | 5,403 |
| Investor Shares | 10,357 | 10,487 | 2,401 | 1,912 |
| Administrative Shares | 2,965 | 4,634 | 1,905 | 1,806 |
| Participant Shares | 2,346 | 2,772 | 2,127 | 1,676 |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (12,253,963) | (37,706,021) | (1,031,985) | (1,936,748) |
| Investor Shares | (3,215,089) | (8,672,987) | (164,225) | (459,007) |
| Administrative Shares | (885,022) | (3,415,869) | (956,859) | (1,578,051) |
| Participant Shares | (628,192) | (1,560,874) | (792,670) | (1,479,569) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(763,770)** | **(2,759,669)** | **9,751** | **158,628** |
| **Total Increase (Decrease) In Net Assets** | **(764,033)** | **(2,762,012)** | **9,751** | **158,626** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 5,460,873 | 8,222,885 | 1,175,999 | 1,017,373 |
| **End of Period** | **4,696,840** | **5,460,873** | **1,185,750** | **1,175,999** |

*See notes to financial statements.*

| | Dreyfus Treasury Cash Management | | Dreyfus Treasury Prime Cash Management | |
|---|---|---|---|---|
| | Six Months Ended July 31, 2005 (Unaudited) | Year Ended January 31, 2005 | Six Months Ended July 31, 2005 (Unaudited) | Year Ended January 31, 2005 |
| **Operations ($):** | | | | |
| Investment income—net | 55,638 | 50,863 | 27,124 | 27,236 |
| Net realized gain (loss) on investments | 5 | (13) | (37) | (107) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **55,643** | **50,850** | **27,087** | **27,129** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income—net: | | | | |
| Institutional Shares | (37,187) | (36,329) | (18,062) | (18,186) |
| Investor Shares | (15,422) | (12,519) | (7,905) | (7,190) |
| Administrative Shares | (691) | (702) | (243) | (944) |
| Participant Shares | (2,338) | (1,319) | (914) | (916) |
| **Total Dividends** | **(55,638)** | **(50,869)** | **(27,124)** | **(27,236)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 15,922,565 | 28,718,334 | 4,568,026 | 7,396,051 |
| Investor Shares | 4,259,884 | 10,475,329 | 1,667,250 | 3,101,095 |
| Administrative Shares | 282,134 | 1,598,791 | 16,231 | 417,062 |
| Participant Shares | 304,030 | 522,034 | 292,604 | 758,139 |
| Dividends reinvested: | | | | |
| Institutional Shares | 9,309 | 9,755 | 7,445 | 4,474 |
| Investor Shares | 2,072 | 2,684 | 5,046 | 4,615 |
| Administrative Shares | 649 | 673 | 235 | 477 |
| Participant Shares | 992 | 555 | 463 | 530 |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (14,912,390) | (29,689,199) | (4,460,447) | (7,852,071) |
| Investor Shares | (4,136,220) | (10,601,846) | (1,602,910) | (3,287,434) |
| Administrative Shares | (243,378) | (1,570,519) | (46,760) | (475,999) |
| Participant Shares | (311,051) | (436,198) | (294,641) | (843,005) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **1,178,596** | **(969,607)** | **152,542** | **(776,066)** |
| **Total Increase (Decrease) In Net Assets** | **1,178,601** | **(969,626)** | **152,505** | **(776,173)** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 3,774,215 | 4,743,841 | 2,078,845 | 2,855,018 |
| **End of Period** | **4,952,816** | **3,774,215** | **2,231,350** | **2,078,845** |

*See notes to financial statements.*

(amounts in thousands)

| | Dreyfus Municipal Cash Management Plus | | Dreyfus New York Municipal Cash Management | | Dreyfus Tax Exempt Cash Management | |
|---|---|---|---|---|---|---|
| | Six Months Ended July 31, 2005 (Unaudited) | Year Ended January 31, 2005 | Six Months Ended July 31, 2005 (Unaudited) | Year Ended January 31, 2005 | Six Months Ended July 31, 2005 (Unaudited) | Year Ended January 31, 2005 |
| **Operations ($):** | | | | | | |
| Investment income–net | 9,365 | 7,738 | 4,337 | 4,109 | 29,759 | 30,059 |
| Net realized gain (loss) on investments | (1) | – | 4 | – | 45 | 41 |
| Net unrealized appreciation (depreciation) on investments | – | – | – | – | (20) | 20 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **9,364** | **7,738** | **4,341** | **4,109** | **29,784** | **30,120** |
| **Dividends to Shareholders from ($):** | | | | | | |
| Investment income–net: | | | | | | |
| Institutional Shares | (6,524) | (5,514) | (3,532) | (3,572) | (25,277) | (25,118) |
| Investor Shares | (1,288) | (908) | (718) | (477) | (2,136) | (1,976) |
| Administrative Shares | (1,356) | (1,173) | (37) | (24) | (2,111) | (2,779) |
| Participant Shares | (197) | (143) | (50) | (36) | (235) | (186) |
| **Total Dividends** | **(9,365)** | **(7,738)** | **(4,337)** | **(4,109)** | **(29,759)** | **(30,059)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | | | |
| Net proceeds from shares sold: | | | | | | |
| Institutional Shares | 4,082,872 | 4,167,702 | 534,784 | 843,446 | 8,987,457 | 13,958,789 |
| Investor Shares | 466,356 | 640,910 | 178,012 | 207,302 | 436,292 | 906,264 |
| Administrative Shares | 354,903 | 540,201 | 20,778 | 26,011 | 425,770 | 831,263 |
| Participant Shares | 74,381 | 136,925 | 13,641 | 17,571 | 116,018 | 160,781 |
| Dividends reinvested: | | | | | | |
| Institutional Shares | 4,149 | 4,083 | 1,306 | 904 | 10,980 | 12,018 |
| Investor Shares | 1,282 | 797 | 716 | 476 | 1,214 | 1,165 |
| Administrative Shares | 1,324 | 1,164 | 37 | 24 | 1,249 | 1,779 |
| Participant Shares | 190 | 142 | 48 | 35 | 63 | 36 |
| Cost of shares redeemed: | | | | | | |
| Institutional Shares | (3,914,228) | (4,394,515) | (531,869) | (815,537) | (8,884,486) | (13,394,916) |
| Investor Shares | (429,296) | (624,431) | (125,656) | (165,122) | (452,149) | (789,809) |
| Administrative Shares | (331,592) | (521,193) | (17,157) | (25,529) | (567,325) | (870,002) |
| Participant Shares | (66,872) | (135,479) | (12,577) | (14,500) | (76,799) | (187,955) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **243,469** | **(183,694)** | **62,063** | **75,081** | **(1,716)** | **629,413** |
| **Total Increase (Decrease) In Net Assets** | **243,468** | **(183,694)** | **62,067** | **75,081** | **(1,691)** | **629,474** |
| **Net Assets ($):** | | | | | | |
| Beginning of Period | 753,461 | 937,155 | 413,534 | 338,453 | 3,045,045 | 2,415,571 |
| **End of Period** | **996,929** | **753,461** | **475,601** | **413,534** | **3,043,354** | **3,045,045** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .014 | (.014) | 1.00 | 2.74a | .20a | 2.76a | 11,410 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .013 | (.013) | 1.00 | 1.31 | .20 | 1.30 | 9,283 |
| 2004 | 1.00 | .010 | (.010) | 1.00 | .99 | .20 | .99 | 9,507 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.66 | .20 | 1.65 | 11,410 |
| 2002 | 1.00 | .037 | (.037) | 1.00 | 3.77 | .20 | 3.64 | 13,260 |
| 2001 | 1.00 | .063 | (.063) | 1.00 | 6.46 | .20 | 6.24 | 9,125 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .012 | (.012) | 1.00 | 2.48a | .45a | 2.51a | 1,102 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.06 | .45 | 1.05 | 1,068 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .74 | .45 | .74 | 1,254 |
| 2003 | 1.00 | .014 | (.014) | 1.00 | 1.41 | .45 | 1.40 | 1,814 |
| 2002 | 1.00 | .035 | (.035) | 1.00 | 3.51 | .45 | 3.39 | 1,286 |
| 2001 | 1.00 | .060 | (.060) | 1.00 | 6.19 | .45 | 5.99 | 967 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .013 | (.013) | 1.00 | 2.64a | .30a | 2.66a | 238 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.21 | .30 | 1.20 | 266 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .89 | .30 | .89 | 255 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.56 | .30 | 1.55 | 669 |
| 2002 | 1.00 | .036 | (.036) | 1.00 | 3.67 | .30 | 3.54 | 506 |
| 2001 | 1.00 | .062 | (.062) | 1.00 | 6.35 | .30 | 6.14 | 126 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .012 | (.012) | 1.00 | 2.34a | .60a | 2.36a | 204 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .91 | .60 | .90 | 244 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .59 | .60 | .59 | 132 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.26 | .60 | 1.25 | 118 |
| 2002 | 1.00 | .033 | (.033) | 1.00 | 3.36 | .60 | 3.24 | 201 |
| 2001 | 1.00 | .059 | (.059) | 1.00 | 6.04 | .60 | 5.84 | 202 |

a Annualized.

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Cash Management Plus, Inc.** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .014 | (.014) | 1.00 | 2.74[a] | .20[a] | 2.72[a] | 6,919 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .013 | (.013) | 1.00 | 1.32 | .20 | 1.23 | 8,466 |
| 2004 | 1.00 | .011 | (.011) | 1.00 | 1.06 | .20 | 1.07 | 14,249 |
| 2003 | 1.00 | .018 | (.018) | 1.00 | 1.78 | .20 | 1.78 | 24,637 |
| 2002 | 1.00 | .038 | (.038) | 1.00 | 3.91 | .20 | 3.54 | 27,179 |
| 2001 | 1.00 | .063 | (.063) | 1.00 | 6.49 | .20 | 6.33 | 10,352 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .012 | (.012) | 1.00 | 2.50[a] | .45[a] | 2.47[a] | 1,162 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.07 | .45 | .98 | 1,058 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .81 | .45 | .82 | 1,203 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.53 | .45 | 1.53 | 2,166 |
| 2002 | 1.00 | .036 | (.036) | 1.00 | 3.66 | .45 | 3.29 | 1,547 |
| 2001 | 1.00 | .061 | (.061) | 1.00 | 6.23 | .45 | 6.08 | 749 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .013 | (.013) | 1.00 | 2.64[a] | .30[a] | 2.62[a] | 472 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.22 | .30 | 1.13 | 500 |
| 2004 | 1.00 | .010 | (.010) | 1.00 | .96 | .30 | .97 | 1,579 |
| 2003 | 1.00 | .017 | (.017) | 1.00 | 1.68 | .30 | 1.68 | 2,030 |
| 2002 | 1.00 | .037 | (.037) | 1.00 | 3.81 | .30 | 3.44 | 932 |
| 2001 | 1.00 | .062 | (.062) | 1.00 | 6.39 | .30 | 6.23 | 39 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .012 | (.012) | 1.00 | 2.34[a] | .60[a] | 2.32[a] | 441 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .92 | .60 | .83 | 463 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .65 | .60 | .67 | 957 |
| 2003 | 1.00 | .014 | (.014) | 1.00 | 1.38 | .60 | 1.38 | 1,028 |
| 2002 | 1.00 | .034 | (.034) | 1.00 | 3.50 | .60 | 3.14 | 491 |
| 2001 | 1.00 | .059 | (.059) | 1.00 | 6.07 | .60 | 5.93 | 430 |

[a]  *Annualized.*

*See notes to financial statements.*

|  | Per Share Data ($) | | | | Ratios/Supplemental Data (%) | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
|  | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Goverment Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .013 | (.013) | 1.00 | 2.68[a] | .20[a] | 2.65[a] | 3,044 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .013 | (.013) | 1.00 | 1.26 | .20 | 1.20 | 3,571 |
| 2004 | 1.00 | .010 | (.010) | 1.00 | 1.03 | .20 | 1.03 | 5,409 |
| 2003 | 1.00 | .017 | (.017) | 1.00 | 1.75 | .20 | 1.74 | 8,084 |
| 2002 | 1.00 | .037 | (.037) | 1.00 | 3.81 | .20 | 3.55 | 7,049 |
| 2001 | 1.00 | .061 | (.061) | 1.00 | 6.28 | .20 | 6.08 | 4,064 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .012 | (.012) | 1.00 | 2.44[a] | .45[a] | 2.40[a] | 1,080 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.01 | .45 | .95 | 1,287 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .78 | .45 | .78 | 1,307 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.50 | .45 | 1.49 | 1,591 |
| 2002 | 1.00 | .035 | (.035) | 1.00 | 3.55 | .45 | 3.30 | 1,510 |
| 2001 | 1.00 | .059 | (.059) | 1.00 | 6.01 | .45 | 5.83 | 643 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .013 | (.013) | 1.00 | 2.58[a] | .30[a] | 2.55[a] | 259 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.16 | .30 | 1.10 | 313 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .30 | .93 | 900 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.65 | .30 | 1.64 | 1,138 |
| 2002 | 1.00 | .036 | (.036) | 1.00 | 3.71 | .30 | 3.45 | 623 |
| 2001 | 1.00 | .060 | (.060) | 1.00 | 6.17 | .30 | 5.98 | 70 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .011 | (.011) | 1.00 | 2.28[a] | .60[a] | 2.25[a] | 314 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .86 | .60 | .80 | 289 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .62 | .60 | .63 | 607 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.35 | .60 | 1.34 | 645 |
| 2002 | 1.00 | .033 | (.033) | 1.00 | 3.40 | .60 | 3.15 | 523 |
| 2001 | 1.00 | .057 | (.057) | 1.00 | 5.85 | .60 | 5.68 | 49 |

[a] *Annualized.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | Ratios/Supplemental Data (%) | | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Government Prime Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .013 | (.013) | 1.00 | 2.64[a] | .20[a] | 2.62[a] | 582 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.21 | .20 | 1.19 | 537 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .94 | .20 | .91 | 415 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.61 | .20 | 1.60 | 285 |
| 2002 | 1.00 | .035 | (.035) | 1.00 | 3.56 | .20 | 3.39 | 360 |
| 2001 | 1.00 | .061 | (.061) | 1.00 | 6.27 | .20 | 5.99 | 288 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .012 | (.012) | 1.00 | 2.38[a] | .45[a] | 2.37[a] | 224 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .010 | (.010) | 1.00 | .96 | .45 | .94 | 209 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .69 | .45 | .66 | 243 |
| 2003 | 1.00 | .014 | (.014) | 1.00 | 1.36 | .45 | 1.35 | 273 |
| 2002 | 1.00 | .033 | (.033) | 1.00 | 3.31 | .45 | 3.14 | 196 |
| 2001 | 1.00 | .058 | (.058) | 1.00 | 6.00 | .45 | 5.74 | 65 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .012 | (.012) | 1.00 | 2.54[a] | .30[a] | 2.52[a] | 163 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.11 | .30 | 1.09 | 200 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .84 | .30 | .81 | 130 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.51 | .30 | 1.50 | 216 |
| 2002 | 1.00 | .034 | (.034) | 1.00 | 3.46 | .30 | 3.29 | 86 |
| 2001 | 1.00 | .060 | (.060) | 1.00 | 6.16 | .30 | 5.89 | 6 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .011 | (.011) | 1.00 | 2.24[a] | .60[a] | 2.22[a] | 218 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .81 | .60 | .79 | 230 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .54 | .60 | .51 | 229 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.21 | .60 | 1.20 | 325 |
| 2002 | 1.00 | .031 | (.031) | 1.00 | 3.15 | .60 | 2.99 | 399 |
| 2001 | 1.00 | .057 | (.057) | 1.00 | 5.84 | .60 | 5.59 | 320 |

[a] *Annualized.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Treasury Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .013 | (.013) | 1.00 | 2.60[a] | .20[a] | 2.58[a] | 3,371 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.19 | .20 | 1.16 | 2,351 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .20 | .93 | 3,312 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.59 | .20 | 1.57 | 3,397 |
| 2002 | 1.00 | .036 | (.036) | 1.00 | 3.62 | .20 | 3.42 | 2,787 |
| 2001 | 1.00 | .060 | (.060) | 1.00 | 6.12 | .20 | 5.93 | 2,138 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .012 | (.012) | 1.00 | 2.34[a] | .45[a] | 2.33[a] | 1,290 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .94 | .45 | .91 | 1,164 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .68 | .45 | .68 | 1,288 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.34 | .45 | 1.32 | 999 |
| 2002 | 1.00 | .033 | (.033) | 1.00 | 3.36 | .45 | 3.17 | 1,035 |
| 2001 | 1.00 | .057 | (.057) | 1.00 | 5.86 | .45 | 5.68 | 671 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .012 | (.012) | 1.00 | 2.50[a] | .30[a] | 2.48[a] | 88 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.09 | .30 | 1.06 | 49 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .83 | .30 | .83 | 20 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.49 | .30 | 1.47 | 23 |
| 2002 | 1.00 | .035 | (.035) | 1.00 | 3.52 | .30 | 3.32 | 127 |
| 2001 | 1.00 | .059 | (.059) | 1.00 | 6.02 | .30 | 5.83 | 22 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .011 | (.011) | 1.00 | 2.18[a] | .60[a] | 2.18[a] | 204 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .79 | .60 | .76 | 210 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .53 | 123 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.19 | .60 | 1.17 | 52 |
| 2002 | 1.00 | .032 | (.032) | 1.00 | 3.21 | .60 | 3.02 | 121 |
| 2001 | 1.00 | .056 | (.056) | 1.00 | 5.70 | .60 | 5.53 | 119 |

[a] *Annualized.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Treasury Prime Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .012 | (.012) | 1.00 | 2.46[a] | .20[a] | 2.45[a] | 1,448 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.17 | .20 | 1.14 | 1,333 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .92 | .20 | .93 | 1,785 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.58 | .20 | 1.56 | 3,291 |
| 2002 | 1.00 | .036 | (.036) | 1.00 | 3.68 | .20 | 3.40 | 3,331 |
| 2001 | 1.00 | .058 | (.058) | 1.00 | 5.94 | .20 | 5.74 | 1,936 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .011 | (.011) | 1.00 | 2.20[a] | .45[a] | 2.20[a] | 682 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .92 | .45 | .89 | 613 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .67 | .45 | .68 | 794 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.32 | .45 | 1.31 | 1,261 |
| 2002 | 1.00 | .034 | (.034) | 1.00 | 3.42 | .45 | 3.15 | 1,300 |
| 2001 | 1.00 | .055 | (.055) | 1.00 | 5.68 | .45 | 5.49 | 502 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .012 | (.012) | 1.00 | 2.36[a] | .30[a] | 2.35[a] | 8 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.07 | .30 | 1.04 | 39 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .82 | .30 | .83 | 97 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.48 | .30 | 1.46 | 205 |
| 2002 | 1.00 | .035 | (.035) | 1.00 | 3.57 | .30 | 3.30 | 62 |
| 2001 | 1.00 | .057 | (.057) | 1.00 | 5.84 | .30 | 5.64 | 10 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .010 | (.010) | 1.00 | 2.06[a] | .60[a] | 2.05[a] | 92 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .76 | .60 | .74 | 94 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .53 | 179 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.18 | .60 | 1.16 | 321 |
| 2002 | 1.00 | .032 | (.032) | 1.00 | 3.26 | .60 | 3.00 | 522 |
| 2001 | 1.00 | .054 | (.054) | 1.00 | 5.52 | .60 | 5.34 | 609 |

[a]  *Annualized.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Municipal Cash Management Plus** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .010 | (.010) | 1.00 | 2.12[a] | .20[a] | 2.11[a] | 673 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.13 | .20 | 1.07 | 500 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .20 | .92 | 722 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.33 | .20 | 1.31 | 224 |
| 2002 | 1.00 | .026 | (.026) | 1.00 | 2.59 | .20 | 2.52 | 125 |
| 2001 | 1.00 | .039 | (.039) | 1.00 | 4.01 | .20 | 3.94 | 133 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .009 | (.009) | 1.00 | 1.88[a] | .45[a] | 1.86[a] | 143 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .88 | .45 | .82 | 105 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .68 | .45 | .67 | 88 |
| 2003 | 1.00 | .011 | (.011) | 1.00 | 1.08 | .45 | 1.06 | 92 |
| 2002 | 1.00 | .023 | (.023) | 1.00 | 2.34 | .45 | 2.27 | 63 |
| 2001 | 1.00 | .037 | (.037) | 1.00 | 3.75 | .45 | 3.69 | 45 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .010 | (.010) | 1.00 | 2.02[a] | .30[a] | 2.01[a] | 153 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.03 | .30 | .97 | 129 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .83 | .30 | .82 | 108 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.23 | .30 | 1.21 | 110 |
| 2002 | 1.00 | .025 | (.025) | 1.00 | 2.48 | .30 | 2.42 | 71 |
| 2001 | 1.00 | .038 | (.038) | 1.00 | 3.91 | .30 | 3.84 | −b |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .009 | (.009) | 1.00 | 1.71[a] | .60[a] | 1.71[a] | 28 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .007 | (.007) | 1.00 | .73 | .60 | .67 | 20 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .52 | 19 |
| 2003 | 1.00 | .009 | (.009) | 1.00 | .93 | .60 | .91 | 16 |
| 2002 | 1.00 | .022 | (.022) | 1.00 | 2.18 | .60 | 2.12 | 16 |
| 2001 | 1.00 | .035 | (.035) | 1.00 | 3.60 | .60 | 3.54 | 14 |

[a] Annualized.

[b] Amount represents less than $1 million.

See notes to financial statements.

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus New York Municipal Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .010 | (.010) | 1.00 | 2.10[a] | .20[a] | 2.07[a] | 341 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.10 | .20 | 1.12 | 336 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .88 | .20 | .89 | 308 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.26 | .20 | 1.25 | 417 |
| 2002 | 1.00 | .024 | (.024) | 1.00 | 2.41 | .20 | 2.24 | 588 |
| 2001 | 1.00 | .038 | (.038) | 1.00 | 3.87 | .20 | 3.80 | 330 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .009 | (.009) | 1.00 | 1.84[a] | .45[a] | 1.82[a] | 124 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .85 | .45 | .87 | 71 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .63 | .45 | .64 | 28 |
| 2003 | 1.00 | .010 | (.010) | 1.00 | 1.01 | .45 | 1.00 | 21 |
| 2002 | 1.00 | .021 | (.021) | 1.00 | 2.15 | .45 | 1.99 | 17 |
| 2001 | 1.00 | .036 | (.036) | 1.00 | 3.61 | .45 | 3.55 | 12 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .010 | (.010) | 1.00 | 2.00[a] | .30[a] | 1.97[a] | 4 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.00 | .30 | 1.02 | 1 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .79 | .30 | .79 | −[b] |
| 2003 | 1.00 | .011 | (.011) | 1.00 | 1.15 | .30 | 1.15 | 6 |
| 2002 | 1.00 | .023 | (.023) | 1.00 | 2.30 | .30 | 2.14 | 3 |
| 2001 | 1.00 | .037 | (.037) | 1.00 | 3.77 | .30 | 3.70 | −[b] |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .008 | (.008) | 1.00 | 1.69[a] | .60[a] | 1.67[a] | 7 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .007 | (.007) | 1.00 | .70 | .60 | .72 | 6 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .48 | .60 | .49 | 2 |
| 2003 | 1.00 | .009 | (.009) | 1.00 | .86 | .60 | .85 | 2 |
| 2002 | 1.00 | .020 | (.020) | 1.00 | 2.04 | .60 | 1.84 | −[b] |
| 2001 | 1.00 | .034 | (.034) | 1.00 | 3.46 | .60 | 3.40 | 1 |

[a] *Annualized.*

[b] *Amount represents less than $1 million.*

*See notes to financial statements.*

|  | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
|  | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |

**Dreyfus Tax Exempt Cash Management**

**Institutional Shares**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .010 | (.010) | 1.00 | 2.08[a] | .20[a] | 2.06[a] | 2,624 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.12 | .20 | 1.14 | 2,510 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .90 | .20 | .89 | 1,934 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.29 | .20 | 1.28 | 2,073 |
| 2002 | 1.00 | .025 | (.025) | 1.00 | 2.50 | .20 | 2.40 | 1,880 |
| 2001 | 1.00 | .039 | (.039) | 1.00 | 3.95 | .20 | 3.85 | 1,538 |

**Investor Shares**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .009 | (.009) | 1.00 | 1.84[a] | .45[a] | 1.81[a] | 225 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .87 | .45 | .89 | 240 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .65 | .45 | .64 | 122 |
| 2003 | 1.00 | .010 | (.010) | 1.00 | 1.04 | .45 | 1.03 | 119 |
| 2002 | 1.00 | .022 | (.022) | 1.00 | 2.25 | .45 | 2.15 | 195 |
| 2001 | 1.00 | .036 | (.036) | 1.00 | 3.69 | .45 | 3.60 | 154 |

**Administrative Shares**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .010 | (.010) | 1.00 | 1.98[a] | .30[a] | 1.96[a] | 135 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.02 | .30 | 1.04 | 275 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .80 | .30 | .79 | 312 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.19 | .30 | 1.18 | 185 |
| 2002 | 1.00 | .024 | (.024) | 1.00 | 2.40 | .30 | 2.30 | 7 |
| 2001 | 1.00 | .038 | (.038) | 1.00 | 3.85 | .30 | 3.75 | —[b] |

**Participant Shares**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Six Months Ended July 31, 2005 (Unaudited) | 1.00 | .008 | (.008) | 1.00 | 1.69[a] | .60[a] | 1.66[a] | 59 |
| Year Ended January 31, | | | | | | | | |
| 2005 | 1.00 | .007 | (.007) | 1.00 | .72 | .60 | .74 | 19 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .50 | .60 | .49 | 46 |
| 2003 | 1.00 | .009 | (.009) | 1.00 | .89 | .60 | .88 | 139 |
| 2002 | 1.00 | .021 | (.021) | 1.00 | 2.10 | .60 | 2.00 | 151 |
| 2001 | 1.00 | .035 | (.035) | 1.00 | 3.54 | .60 | 3.45 | 168 |

[a] Annualized.

[b] Amount represents less than $1 million.

See notes to financial statements.

## NOTE 1—Significant Accounting Policies:

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management, (each, a "fund" and collectively, the "funds") are open-end management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"). Each fund, other than Dreyfus New York Municipal Cash Management, is diversified. Dreyfus New York Municipal Cash Management is non-diversified. Dreyfus Government Cash Management and Dreyfus Government Prime Cash Management are each a separate series of Dreyfus Government Cash Management Funds (the "Company") which currently offers two series. Each fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity and, in the case of Dreyfus Municipal Cash Management Plus and Dreyfus Tax Exempt Cash Management only, which is exempt from federal income tax, and, in the case of Dreyfus New York Municipal Cash Management only, which is exempt from federal, New York state and New York city personal income taxes. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold to the public without a sales charge. Each fund offers the following classes of shares: Institutional Shares, Investor Shares, Administrative Shares and Participant Shares. Investor Shares, Administrative Shares and Participant Shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is each fund's policy to maintain a continuous net asset value per share of $1.00; each fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that any fund will be able to maintain a stable net asset value per share of $1.00.

Each fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The funds enter into contracts that contain a variety of indemnifications. The funds' maximum exposure under these arrangements is unknown. The funds do not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board members to represent the fair value of each fund's investments.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

Dreyfus New York Municipal Cash Management follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management and Dreyfus Treasury Cash Management may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the funds' custodians and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

**(c) Expenses:** With regards to the Company, expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them.

**(d) Dividends to shareholders:** It is the policy of each fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but each fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gain.

**(e) Federal income taxes:** It is the policy of each fund (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) to continue to qualify as a

regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

It is the policy of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income sufficient to relieve it from substantially all federal income and excise taxes.

**Table 1** summarizes each fund's unused capital loss carryover available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to January 31, 2005.

The tax character of each fund's distributions paid to shareholders (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) during the fiscal year ended January 31, 2005, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

The tax character of distributions paid to shareholders of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management during the fiscal year ended January 31,

**Table 1.**

| | Expiring in fiscal: | | | | ($ x 1,000) | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2008[†] | 2009[†] | 2011[†] | 2012[†] | 2013[†] | Total |
| Dreyfus Cash Management* | – | – | – | – | 18 | 18 |
| Dreyfus Cash Management Plus, Inc.** | – | – | – | – | 562 | 562 |
| Dreyfus Government Cash Management*** | – | – | – | 172 | – | 172 |
| Dreyfus Government Prime Cash Management | 10 | 39 | 4 | – | 3 | 56 |
| Dreyfus Treasury Cash Management | – | – | – | – | 13 | 13 |
| Dreyfus Treasury Prime Cash Management | – | 61 | – | 70 | 107 | 238 |
| Dreyfus Tax Exempt Cash Management | 59 | – | – | – | – | 59 |

[†]   *If not applied, the carryovers expire in the above years.*

*    *In addition, the fund had approximately $1.4 million of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.*

**   *In addition, the fund had approximately $7.2 million of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.*

***  *In addition, the fund had approximately $2.3 million of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.*

2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At July 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

### NOTE 2—Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to separate management agreements with the Manager, the management fee of each fund is computed at the annual rate of .20 of 1% of the value of such fund's average daily net assets and is payable monthly.

As to each fund, unless the Manager gives a fund's investors 90 days notice to the contrary, the Manager, and not the fund, will be liable for fund expenses (exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses) other than the following expenses, which will be borne by the fund: the management fee, and with respect to the fund's Investor Shares, Administrative Shares and Participant Shares, Rule 12b-1 Service Plan expenses.

**(b)** Under each fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Investor Shares, Administrative Shares and Participant Shares, each fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answer-

ing shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .25, .10 and .40 of 1% of the value of the average daily net assets of Investor Shares, Administrative Shares and Participant Shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of a fund's, Investor Shares, Administrative Shares and Participant Shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under each Plan are payable without regard to actual expenses incurred. **Table 2** summarizes the amount each fund was charged pursuant to the Plan during the period ended July 31, 2005.

**Table 3** summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

**(c)** Each fund (except for Dreyfus New York Municipal Cash Management) pays its Board members an annual fee of $3,000 and an attendance fee of $500 per meeting. Dreyfus New York Municipal Cash Management pays its Board members an annual fee of $1,000 and an attendance fee of $500 per meeting. These amounts are borne by the Manager as to each fund pursuant to the undertakings in effect. See Note 2(a).

**Table 2.**

|  | Investor Shares ($) | Administrative Shares ($) | Participant Shares ($) |
|---|---|---|---|
| Dreyfus Cash Management | 1,321,677 | 144,747 | 466,583 |
| Dreyfus Cash Management Plus, Inc. | 1,414,421 | 265,568 | 803,337 |
| Dreyfus Government Cash Management | 1,323,401 | 137,931 | 546,228 |
| Dreyfus Government Prime Cash Management | 275,017 | 83,211 | 441,360 |
| Dreyfus Treasury Cash Management | 1,647,829 | 27,446 | 429,596 |
| Dreyfus Treasury Prime Cash Management | 892,851 | 10,869 | 178,652 |
| Dreyfus Municipal Cash Management Plus | 168,481 | 67,560 | 46,005 |
| Dreyfus New York Municipal Cash Management | 98,435 | 1,898 | 11,651 |
| Dreyfus Tax Exempt Cash Management | 294,192 | 109,653 | 55,382 |

## NOTE 3—Capital Share Transactions:

Each fund (except for Dreyfus Cash Management Plus, Inc.) is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest. Dreyfus Cash Management Plus, Inc. is authorized to issue 90 billion shares of $.001 par value Common Stock.

## NOTE 4—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

**Table 3.**

| | Management Fees ($) | Rule 12b-1 Service Plan Fees ($) |
|---|---|---|
| Dreyfus Cash Management | 2,353,572 | 330,435 |
| Dreyfus Cash Management Plus, Inc. | 1,503,787 | 434,135 |
| Dreyfus Government Cash Management | 782,736 | 363,903 |
| Dreyfus Government Prime Cash Management | 201,283 | 133,626 |
| Dreyfus Treasury Cash Management | 834,499 | 362,284 |
| Dreyfus Treasury Prime Cash Management | 362,648 | 186,818 |
| Dreyfus Municipal Cash Management Plus | 128,558 | 55,856 |
| Dreyfus New York Municipal Cash Management | 79,101 | 22,959 |
| Dreyfus Tax Exempt Cash Management | 428,308 | 76,190 |

## ALL CASH MANAGEMENT FUNDS

At a Joint Meeting of the Board Members of each fund held on May 17, 2005, the Board considered the re-approval of each fund's Management Agreement for another one year term, pursuant to which the Manager provides each fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the funds were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to each Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to each fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to each fund pursuant to each fund's Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed each fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution of each fund by Dreyfus Institutional Services Division, the broad diversity among the other funds in the Dreyfus complex generally, and the Manager's need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel. The Board also reviewed the number of shareholder accounts in each fund, as well as each fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of Each Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed each fund's performance and expense ratios and placed significant emphasis on separate comparisons for each fund to a group of comparable funds, and to iMoneyNet and Lipper averages. The Board reviewed each fund's performance, management fee, and total expense ratio within its respective comparison group and against the applicable iMoneyNet category averages (with respect to performance) and Lipper category average (with respect to expense ratios), and discussed the results of each comparison. Each fund's group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same iMoneyNet category as the fund.

## DREYFUS CASH MANAGEMENT

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages but lower than the comparison group averages for each reported time period except the ten-year period. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's performance rankings. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and in the same iMoneyNet category, as the fund (the "Similar Funds"). The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that the Similar Funds were institutional funds with lower management fees than the fund and investment minimums of $250 million and $1 billion, respectively, compared with the fund's $10 million investment minimum. The Board viewed that difference as a key factor in explaining the respective management fees. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS CASH MANAGEMENT PLUS, INC.

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages for each reported time period, while it was lower than the fund's comparison group averages for the one- and ten-year periods and higher for the three- and five-year periods. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's performance rankings. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was at the median among the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that four of the five Similar Funds with lower management fees than the fund were other institutional funds with investment minimums of $250 million and $1 billion, compared with the fund's $10 million investment minimum. The Board viewed that difference as a key factor in explaining the respective management fees. The Board also noted that the remaining Similar Fund with a lower management fee than the fund was a "unitary fee" fund with a higher total expense ratio than the fund's Institutional Shares. The Board noted that the other Similar Funds were a Dreyfus Cash Management Fund with the same management fee as the

fund and one of Dreyfus's "General" money market funds with a higher management fee than the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS GOVERNMENT CASH MANAGEMENT

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's one-year performance ranking. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that the Similar Funds with lower management fees than the fund were "unitary fee" funds with a higher total expense ratio than the fund's Institutional Shares. The Board also noted that the other Similar Funds included three Dreyfus Cash Management Funds with the same management fee as the fund and two of Dreyfus's "General" money market funds with higher management fees than the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS GOVERNMENT PRIME CASH MANAGEMENT

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's one-year performance ranking. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund was one of the three funds with the lowest management fee among the comparison group funds, and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that the Similar Fund with a lower management fee than the fund was a "unitary fee" fund with a higher total expense ratio than the fund's Institutional Shares. The Board also noted that the other Similar Fund was a Dreyfus Cash Management Fund with the same management fee as the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS TREASURY CASH MANAGEMENT

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages for each reported time period and the fund's comparison group average for the three- and five-year periods, but was lower than the fund's comparison group average for the one- and ten-year periods. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's performance rankings. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that the Similar Fund with a lower management fee than the fund was a "unitary fee" fund with a higher total expense ratio than the fund's Institutional Shares. The Board also noted that the other Similar Fund was a Dreyfus Cash Management Fund with the same management fee as the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS TREASURY PRIME CASH MANAGEMENT

The Board members noted that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period and that the fund generally had achieved high first quartile rankings. The Board noted the narrow spread in the one-year returns among the fund and the comparison group funds, as well as the portfolio manager's explanation of how the fund's maturity was managed over the past year as a factor in the fund's one-year comparison group performance ranking. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board members noted that the Similar Funds with lower management fees than the fund were "unitary fee" funds with a higher total expense ratio than the fund's Institutional Shares. The Board also noted that other Similar Funds included three Dreyfus Cash Management Funds with the same management fee as the fund and two of Dreyfus's "General" money market funds with higher management fees than the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS TAX EXEMPT CASH MANAGEMENT

The Board members noted the fund's high rankings generally, and that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund was one of two funds with the lowest management fee among the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds

as compared to management of the fund. The Board noted that the Similar Funds included a Dreyfus Cash Management Fund with the same management fee as the fund and one of Dreyfus's "General" money market funds with a higher management fee than the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS MUNICIPAL CASH MANAGEMENT PLUS

The Board members noted the fund's high rankings generally, including the fund's top ranking in its iMoneyNet category and comparison group for the five- and ten-year period, and that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by Similar Funds. The Manager's representatives explained the nature of the Similar Funds and the differences, from Dreyfus's perspective, in management of the Similar Funds as compared to management of the fund. The Board noted that the Similar Funds included a Dreyfus Cash Management Fund with the same management fee as the fund and one of Dreyfus's "General" money market funds with a higher management fee than the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS NEW YORK MUNICIPAL CASH MANAGEMENT

The Board members noted the fund's high rankings generally, including the fund's top ranking in its iMoneyNet category and comparison group for the five- and ten-year periods, and that the fund's performance was higher than the fund's iMoneyNet category averages and comparison group averages for each reported time period. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was among the lower one-half of the fees of the comparison group funds and that the fund's total expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board members also reviewed the fee paid to the Manager or its affiliates by the one Similar Fund. The Manager's representatives explained the nature of the Similar Fund and the difference, from Dreyfus's perspective, in management of the one Similar Fund as compared to management of the fund. The Board noted that the Similar Fund was one of Dreyfus's "General" money market funds with a higher management fee and a different primary distribution network than the fund. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the prof-

itability of, individual funds and the entire Dreyfus fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for each fund, and the extent to which economies of scale would be realized as each fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser to each fund and noted that there were no soft dollar arrangements with respect to trading of any fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to each fund as part of their evaluation of whether the fee under each Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a fund's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentages for managing each fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and given each fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of each fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to each fund, as indicated.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager to each fund are adequate and appropriate.

- As to each Taxable Dreyfus Cash Management Fund, the Board was satisfied with each fund's overall performance, noting the narrow spread in the one-year returns among each fund and its respective comparison group of funds, as well as the portfolio manager's explanation of each fund's maturity strategy over the past year.

- As to each Tax Exempt Dreyfus Cash Management Fund, the Board was satisfied with each fund's performance.

- The Board concluded that the fee paid to the Manager by each fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with each fund.

- The Board determined that, given the characteristics of each fund, it was difficult to specifically identify any economies of scale that might be realized merely through increase in the size of a fund. The Board noted that it appeared that the benefits of any economies of scale would be appropriately shared with shareholders through increased investment in fund management and administration resources.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of each fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

# For More Information

**Dreyfus Cash Management Funds**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Telephone** Call your Dreyfus Institutional Services Division representative or 1-800-346-3621

**E-mail** Access Dreyfus Institutional Services Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

**Mail** Dreyfus Institutional Services Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

